EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
AND
ALL OUTSTANDING SHARES OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
I-TRAX, INC.
BY
PUTTER ACQUISITION SUB, INC.
A WHOLLY OWNED SUBSIDIARY
OF
WALGREEN CO.
AT
$5.40, NET PER COMMON SHARE
AND
$54.00 PLUS THE DIVIDEND AMOUNT,
NET PER SERIES A CONVERTIBLE PREFERRED SHARE

THE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF THURSDAY, APRIL 24, 2008,
UNLESS THE OFFERS ARE EXTENDED.

Walgreen Co. (“Walgreens”), through its wholly owned subsidiary, Putter Acquisition Sub, Inc. (“Offeror”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”), of I-trax, Inc., a Delaware corporation (“I-trax”), for $5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated March 28, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to this Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The “Dividend Amount” applicable to a Preferred Share purchased in the Preferred Offer means the product of (1)(A) the amount of accrued and unpaid dividends on such Preferred Share at the time Offeror accepts shares tendered pursuant to the Offers (the “Acceptance Time”) divided by (B) $3.84, which amount is the average market price of the Common Shares for the ten (10) consecutive trading days prior to and including the date of the Merger Agreement and (2) $5.40 or such greater amount as may have been paid per Common Share to any holder of Common Shares in the Common Offer.

The Offers are being made pursuant to an Agreement and Plan of Merger, dated as of March 14, 2008 (the “Merger Agreement”), among Walgreens, Offeror and I-trax. The Offers are conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offers a number of Shares representing more than 50% of the total number of outstanding Common Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offers and the satisfaction or waiver of certain conditions, Offeror will merge with and into I-trax (the “Merger”).
At a meeting held March 14, 2008, the I-trax Board:  (1) resolved that the terms of the Merger Agreement are fair to, and in the best interests of, I-trax and I-trax’s stockholders and declared it advisable to enter into the Merger Agreement; (2) authorized the execution, delivery and performance of the Merger Agreement; (3) approved, authorized and adopted the transactions contemplated by the Merger Agreement; (4) recommended acceptance of the Offers and the adoption and approval of the Merger Agreement by the I-trax stockholders; and (5) took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of the DGCL (as defined below).
IMPORTANT
Any I-trax stockholder wishing to tender Shares in the Offers must, prior to the expiration of the Offers, either (1) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to StockTrans, Inc. (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares” or (2) request the I-trax stockholder’s broker, bank or other nominee to effect the tender of Shares to Offeror. An I-trax stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the I-trax stockholder wishes to tender those Shares.
Any I-trax stockholder who wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below), or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares.” Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. I-trax stockholders also may contact their broker, bank or other nominee for copies of these documents. THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFERS.
March 28, 2008

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the full terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All issued and outstanding shares of common stock, par value $0.001 per share (“Common Shares”), and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”), of I-trax, Inc. (“I-trax”).

Price Offered Per Share:	$5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer” and together with the Common Offer, the “Offers”), in each case in cash, without interest and less any required withholding taxes (the “Offer Price”).

The “Dividend Amount” applicable to a Preferred Share purchased in the Preferred Offer means the product of (1)(A) the amount of accrued and unpaid dividends on such Preferred Share at the time Offeror accepts shares tendered pursuant to the Offers (the “Acceptance Time”) divided by (B) $3.84, which amount is the average market price of the Common Shares for the ten (10) consecutive trading days prior to and including the date of the Merger Agreement and (2) $5.40 or such greater amount as may have been paid per Common Share to any holder of Common Shares in the Common Offer.

Scheduled Expiration Time:	12:00 midnight, New York City time, at the end of Thursday, April 24, 2008.

Purchaser:	Putter Acquisition Sub, Inc. (“Offeror”), a wholly owned subsidiary of Walgreen Co. (“Walgreens”).

Minimum Condition:	Shares representing more than 50% of the total number of Common Shares outstanding on a fully diluted basis (including the number of Shares issuable pursuant to outstanding warrants and options to acquire Shares and issuable upon conversion of Preferred Shares) shall have been validly tendered and not withdrawn prior to the expiration of the Offers.

Other Information

•	The Offers are the first step in Walgreens’ plan to acquire all of the issued and outstanding Shares, as provided in the Agreement and Plan of Merger, dated as of March 14, 2008 (the “Merger Agreement”), among Walgreens, Offeror and I-trax. If the Offers are successful, Walgreens, through its wholly owned subsidiary, will acquire any remaining Shares in a merger of Offeror with and into I-trax (the “Merger”), pursuant to which each remaining outstanding Share shall automatically be converted into the right to receive the applicable Offer Price. I-trax stockholders will have appraisal rights in the Merger, but not in the Offers.

•	The initial offering period of the Offers will expire at 12:00 midnight, New York City time, at the end of Thursday, April 24, 2008 (or the latest time and date as the Offers may be extended, the “Expiration Date”), unless we extend the Offers. We may extend the Offers without the consent of I-trax (1) as required by applicable law, including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC, (2) for one or more periods not more than twenty (20) Business Days per extension but not beyond September 30, 2008 (the “Outside Date”), if, at the scheduled Expiration Date, any of the conditions of the Offers (see Section 14 — “Conditions of the Offers”) has not been satisfied or waived, (3) in connection with any increase in the consideration to be paid pursuant to the Offers so as to comply with applicable rules and regulations of the SEC or (4) for one or more periods of ten (10) Business Days each if there shall not have been tendered at least 90% of the issued and outstanding Common Shares or Preferred Shares on a fully-diluted basis, but in no event beyond the Outside Date.

•	As of the date of this Offer to Purchase, we have no intention to increase the Offer Price.

•	If we decide to extend the Offers, we will issue a press release announcing the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offers.

•	Following the completion of the Offers, Walgreens and Offeror may elect to provide a “subsequent offering period” in accordance with applicable law and the rules and regulations of the SEC. Under the Merger Agreement, I-trax has the right to require Offeror to provide a subsequent offering period following completion of the Offers.

I-trax Board of Directors’ Recommendation

The I-trax Board:

•	resolved that the terms of the Merger Agreement are fair to, and in the best interests of, I-trax and I-trax’s stockholders and declared it advisable to enter into the Merger Agreement;

•	authorized the execution, delivery and performance of the Merger Agreement;

•	approved, authorized and adopted the transactions contemplated by the Merger Agreement;

•	recommended acceptance of the Offers and the adoption and approval of the Merger Agreement by I-trax stockholders; and

•	took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”).

Conditions and Termination

We are not required to complete the Offers, unless, among other things:

•	the number of Shares validly tendered represents more than fifty percent (50%) of the total number of Common Shares outstanding on a fully diluted basis (including the number of Common Shares issuable pursuant to outstanding warrants and options to acquire Common Shares and issuable upon conversion of shares of Preferred Shares). As of March 13, 2008, the required minimum number would have been 25,217,027 Common Shares;

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or any other waiting period applicable to the Offers or the Merger, shall have expired or terminated; and

•	all required governmental approvals (as set forth in Section 14 of this Offer to Purchase) have been obtained.

For a description of all conditions to the Offers and Walgreens and I-trax’s respective rights to terminate the Merger Agreement, see Section 11 — “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ‘Going-Private’ Transactions; Plans for I-trax” and Section 14 — “Conditions of the Offers” in this Offer to Purchase. The Offers are not conditioned on Walgreens obtaining financing.

Procedures for Tendering

If you wish to accept either of the Offers, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offers expire. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offers and Tendering Shares” in this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offers expire, you may be able to tender your Shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, D.F. King & Co., Inc. 48 Wall Street, New York, New York 10005 (Shareholders Call Toll-Free: 800-758-5378, Banks and Brokers Call Collect: 212-269-5550) for assistance. See Section 3 — “Procedures for Accepting the Offers and Tendering Shares” in this Offer to Purchase for further details.

•	If you hold your Shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and give instructions that your Shares be tendered.

Withdrawal Rights

•	If, after tendering your Shares in the Offers, you decide that you do not want to accept the Offers, you can withdraw your Shares by so instructing the Depositary in writing before the Offers expire. If you tendered your Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

Recent I-trax Trading Prices

•	The closing price for I-trax Common Shares was $3.90 per share on March 14, 2008, the last trading day before we announced the Merger Agreement, and $5.33 per share on March 27, 2008, the last full trading day before the date of this Offer to Purchase. I-trax Preferred Shares are not publicly traded.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares.

•	If the Offers are successful, we expect the Common Shares to continue to be traded on the American Stock Exchange (“AMEX”) until the completion of the Merger, although we expect trading volume to be significantly below its pre-Offers level. If registration of the Common Shares is not terminated prior to the Merger, then the registration of the Common Shares under the Securities Exchange Act of 1934 (the “Exchange Act”) and the listing of the shares on AMEX (unless delisted as set forth in — “AMEX Listing”) will be terminated following the completion of the Merger. The Preferred Shares are not currently traded and currently there is no public market in the Preferred Shares. Please note that the time period between completion of the Offers and the Merger may be very short (possibly less than one trading day).

Material U.S. Federal Income Tax Consequences

•	The receipt of cash in exchange for Shares pursuant to the Offers or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, an I-trax stockholder that is a U.S. person and receives cash in exchange for Shares pursuant to the Offers or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the I-trax stockholder’s adjusted tax basis in the Shares sold or exchanged. See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details. I-trax stockholders are encouraged to consult their tax advisor regarding the particular tax consequences of the Offers and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

Further Information

•	If you have any questions about the Offers, you can call the Information Agent:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York, 10005
Shareholders Call Toll-Free: 800-758-5378
Banks and Brokers Call Collect: 212-269-5550
tender@dfking.com

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as an I-trax stockholder, may have about the Offers. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the documents to which we have referred.

Who is offering to purchase my Shares?

Putter Acquisition Sub, Inc., a Delaware corporation formed for the purpose of making this acquisition and a wholly owned subsidiary of Walgreens, is offering to purchase your Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Information Concerning Walgreens and Offeror” in this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offers, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee or commission for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do we have the financial resources to pay the Offer Price?

Yes. Walgreens, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offers and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offers in accordance with the terms and conditions of the Merger Agreement. The Offers are not conditioned upon any financing arrangements. Walgreens will obtain the necessary funds from its ongoing free cash flow and available sources of financing including existing credit facilities and lines of credit. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

Is our financial condition relevant to my decision to tender my I-trax Shares in the Offers?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offers because:

•	the Offers are being made for all issued and outstanding Shares solely for cash;

•	we, through our parent company, Walgreens, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offers;

•	the Offers are not subject to any financing condition; and

•	if we consummate the Offers, we will acquire all remaining Shares in the Merger for the Offer Price, as applicable.

See Section 9 — “Information Concerning Walgreens and Offeror” and Section 12 — “Source and Amount of Funds” in this Offer to Purchase.

What will happen if I do not tender my Shares? Will the Offers be followed by a merger?

If the Offers are completed and the other conditions to the Merger are satisfied or waived, Offeror will merge with and into I-trax with I-trax surviving the Merger as a wholly owned subsidiary of Walgreens. In the Merger, we will acquire all remaining Shares of I-trax for the same cash price as the Offer Price. If the Merger takes place, Walgreens will own all of the Shares, and all of the remaining I-trax stockholders (other than the

I-trax dissenting stockholders that properly exercise appraisal rights in accordance with Delaware law) will receive either $5.40 per Common Share or $54.00 plus the Dividend Amount per Preferred Share, in each case in cash without interest and less any required withholding taxes. Therefore, if the Merger takes place and you do not properly exercise and perfect your appraisal rights with respect to any Common Shares under Delaware law, the only difference between tendering your Common Shares in the Common Offer and not tendering your Common Shares in the Common Offer is that you will be paid earlier if you tender your Common Shares in the Common Offer. If the Merger takes place and you do not properly exercise and perfect your appraisal rights with respect to any Preferred Shares, the only difference between tendering your Preferred Shares in the Preferred Offer and not tendering your Preferred Shares in the Preferred Offer is that any Preferred Shares not tendered in the Preferred Offer will continue to accrue dividends until the date of the Merger. See Section 11(b) — “The Merger Agreement” in this Offer to Purchase for a description of the conditions to the Merger.

Have any I-trax stockholders already agreed to tender their Shares in the Offers?

No.

Are appraisal rights available in either the Offers or the Merger?

Appraisal rights are not available in connection with the Offers. However, if the proposed Merger takes place, appraisal rights will be available to holders of Shares that are not tendered and who do not vote in favor of the Merger, subject to and in accordance with Delaware law. A holder of Shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights under Delaware law. See Section 11(c) — “Appraisal Rights” in this Offer to Purchase.

Who should I call if I have questions about the Offers? How can I obtain additional copies of the offer documents?

You may call D.F. King & Co., Inc. collect at 212-269-5550 or toll-free at 800-758-5378. You may also email D.F. King & Co., Inc. at tender@dfking.com. D.F. King & Co., Inc. is acting as the Information Agent for the Offers. See the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Offer to Purchase constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to the views of Walgreens or Offeror regarding the business of I-trax and the benefits of tendering your Shares and of combining the business of I-trax with the business of Walgreens. Forward-looking statements can be identified by the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue,” or the negative of these terms, and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this Offer to Purchase reflect Walgreens’ and Offeror’s current intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Walgreens’ and Offeror’s control. Because actual results could differ materially from Walgreens’ or Offeror’s current intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Offer to Purchase and to view all forward-looking statements made in this Offer to Purchase with caution. Neither Walgreens nor Offeror undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You should assume that the information appearing in this Offer to Purchase is accurate as of the date hereof only.

Forward-looking statements are not guarantees of future performance or results and involve considerable risks and uncertainties, and actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those discussed below. In connection with this Offer to Purchase, known risks include, but are not limited to, (a) the inability to satisfy legal requirements for consummating the Offers, and (b) the inability to consummate the Offers for any other reason, including termination or amendment of the Offers in the event that I-trax, Walgreens and Offeror reach an agreement or understanding to terminate or amend the Offers.

To:  All Stockholders of I-trax, Inc.:

INTRODUCTION

Putter Acquisition Sub, Inc. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), and Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”), of I-trax, Inc., a Delaware corporation (“I-trax”), for $5.40 per Common Share (the “Common Offer”) and $54.00 plus the Dividend Amount per Preferred Share (the “Preferred Offer”), in each case in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated March 28, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offers”). The “Dividend Amount” applicable to a Preferred Share purchased in the Preferred Offer means the product of (1)(A) the amount of accrued and unpaid dividends on such Preferred Share at the time Offeror accepts shares tendered pursuant to the Offers (the “Acceptance Time”) divided by (B) $3.84, which amount is the average market price of the Common Shares for the ten (10) consecutive trading days prior to and including the date of the Merger Agreement (as defined below) and (2) $5.40 or such greater amount as may have been paid per Common Share to any holder of Common Shares in the Common Offer.

The Offers are being made pursuant to an Agreement and Plan of Merger, dated as of March 14, 2008 (the “Merger Agreement”), among Walgreens, Offeror and I-trax. The Offers are conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offers a number of Shares representing more than 50% of the total number of issued and outstanding Common Shares on a fully diluted basis (including the number of Shares issuable pursuant to outstanding warrants and options to acquire Shares and issuable upon conversion of Preferred Shares). See Section 14 — “Conditions of the Offers.” After the completion of the Offers and the satisfaction or waiver of certain conditions, Offeror will merge with and into I-trax (the “Merger”).

Tendering I-trax stockholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offers. I-trax stockholders that hold their Shares through a broker, bank or other nominee should check with those institutions as to whether or not they charge any service fee. See Section 3 — “Procedures for Accepting the Offers and Tendering Shares.” Walgreens will pay all charges and expenses of StockTrans, Inc., as Depositary, and D.F. King & Co., Inc., as Information Agent, incurred in connection with the Offers. See Section 16 — “Fees and Expenses.”

At a meeting held March 14, 2008, the I-trax Board: (1) resolved that the terms of the Merger Agreement are fair to, and in the best interests of, I-trax and I-trax’s stockholders and declared it advisable to enter into the Merger Agreement; (2) authorized the execution, delivery and performance of the Merger Agreement; (3) approved, authorized and adopted the transactions contemplated by the Merger Agreement; (4) recommended acceptance of the Offers and the adoption and approval of the Merger Agreement by the I-trax stockholders and (5) took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL (the “Recommendation”).

Offeror is not required to purchase any Shares unless Shares representing more than 50% of the total number of Common Shares outstanding on a fully diluted basis (including the number of Shares issuable pursuant to outstanding warrants and options to acquire Shares and issuable upon conversion of Preferred Shares) are validly tendered and not withdrawn prior to the expiration of the Offers (the “Minimum Condition”). The Offers also are subject to certain other terms and conditions. See Sections 1 — “Terms of the Offers,” 14 — “Conditions of the Offers” and 15 — “Legal Matters; Required Regulatory Approvals.”

Following the consummation of the Offers and the satisfaction or waiver of certain conditions, the Merger will occur, pursuant to which Offeror will merge with and into I-trax, with I-trax continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. In the Merger, each outstanding Share that is not directly owned by I-trax as treasury stock or by Walgreens or Offeror (other than Shares held by I-trax stockholders that perfect their Appraisal Rights under Delaware law) will be converted into the right to receive the Offer Price, as applicable. Section 11(b) of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5 of this Offer to Purchase describes material U.S. federal income tax consequences of the sale of Shares in the Offers (including any subsequent offering period) and the Merger.

The I-trax Board received an opinion, dated as of March 14, 2008, of Bryant Park Capital, I-trax’s financial advisor, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, $5.40 per Common Share in cash consideration to be received in the Common Offer and the Merger, taken together was fair, from a financial point of view, to the holders of I-trax Common Shares other than Walgreens and its affiliates. The full text of Bryant Park Capital’s written opinion, dated as of March 14, 2008, is attached as an annex to I-trax’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to I-trax stockholders with this Offer to Purchase. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

Approval of the Merger requires the affirmative vote of holders of a majority of the issued and outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offers are satisfied or waived and the Offers are completed, Offeror will own a sufficient number of Shares to ensure that the Merger will be approved by I-trax stockholders. See Section 11 — “Purpose of the Offers; The Merger Agreement; Appraisal Rights; ’Going-Private’ Transactions; Plans for I-trax.”

Walgreens and Offeror have been informed by I-trax that to the knowledge of I-trax, after reasonable inquiry, all of I-trax’s executive officers and directors currently intend to (1) tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offers other than Shares, if any, that such person may have an unexercised right to purchase and (2) if necessary, vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender and/or vote.

THE OFFERS ARE CONDITIONED UPON THE FULFILLMENT OF EACH OF THE CONDITIONS DESCRIBED IN SECTION 14 — “CONDITIONS OF THE OFFERS.” THE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, APRIL 24, 2008, UNLESS OFFERS ARE EXTENDED. THE OFFERS ARE NOT CONDITIONED ON OBTAINING FINANCING. SEE SECTION 12 — “SOURCE AND AMOUNT OF FUNDS.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT ALL I-TRAX STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFERS.

1.	TERMS OF THE OFFERS

Upon the terms and subject to the conditions of the Offers (including, if the Offers are extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares,” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of Thursday, April 24, 2008, unless Offeror determines to extend the period of time for which the initial offering period of the Offers are open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offers, as so extended, will expire. Offeror may also extend the Offers without the consent of I-trax (1) as required by applicable law, including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC, (2) for one or more periods not more than twenty (20) Business Days per extension but not beyond September 30, 2008 (the “Outside Date”), if, at the scheduled Expiration Date, any of the conditions of the Offers (see Section 14 — “Conditions of the Offers”) has not been satisfied or waived, (3) in connection with any increase in the consideration to be paid pursuant to the Offers so as to comply with applicable rules and regulations of the SEC or (4) for one or more periods of ten (10) Business Days each if there shall not have been tendered at least 90% of the issued and outstanding Common Shares or Preferred Shares on a fully-diluted basis, but in no event beyond the Outside Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offers and subject to your right to withdraw your Shares. I-trax stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date. See Section 4 — “Withdrawal Rights.”

In addition, following the completion of the Offers, Walgreens and Offeror may elect to provide a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934 (the “Exchange Act”). Under the Merger Agreement, I-trax has the right to require Offeror to provide a subsequent offering period following completion of the Offers.

In the event that Offeror elects to provide a subsequent offering period, it will provide an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Expiration Date for the Offers is currently scheduled for 12:00 midnight, New York City time, at the end of Thursday, April 24, 2008.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Offeror also reserves the right, at any time or from time to time, to (a) delay purchase of, or, payment for, any Shares if any condition referred to in Section 14 of this Offer to Purchase has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offers”; (b) after the Expiration Date, allow the Offers to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offers”; and (c) except as set forth in the Merger Agreement, waive any condition to the Offers (other than the Minimum Condition, which only may be waived with I-trax’s prior written consent) or otherwise amend or modify the Offers in any respect (except, without I-trax’s prior written consent (1) decrease the Offer Price, (2) change the form of consideration to be paid in the Offers, (3) reduce the number of Shares sought to be purchased in the Offers, or (4) impose conditions to the Offers in addition to those set forth in the Merger Agreement); in each case, by giving oral notice followed by written notice of the delay, termination, waiver or amendment to the Depositary. Offeror acknowledges (i) that Rule 14e-1(c) under the Exchange Act requires Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offers and (ii) that Offeror may not delay purchase of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 of this Offer to Purchase without extending the period of time during which the Offers are open.

The rights that Offeror reserves in the preceding paragraph are in addition to its rights pursuant to Section 14 — “Conditions of the Offers.” See also Section 11(b) — “Termination.” Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Walgreens and Offeror may choose to make any public announcement, Walgreens and Offeror will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Offeror makes a material change in the terms of the Offers, or if Offeror waives a material condition to the Offers, Offeror will extend the Offers and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which a tender offer must remain open following material changes in the terms of the Offers, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five (5) Business Days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) Business Days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) Business-Day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Offeror decreases the number of Shares being sought (which would require the consent of I-trax), or increases or decreases the consideration offered pursuant to the Offers, and if the Offers are scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to I-trax stockholders, Offeror will extend the Offers at least until the expiration of that period of ten (10) Business Days. For purposes of the Offers, a “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York or Chicago, Illinois.

The Offers are conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offers.”

Consummation of the Offers also is conditioned upon expiration or termination of the applicable waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the receipt of all required governmental approvals (as set forth in Section 14 — “Conditions of the Offers”) and the satisfaction or waiver of other conditions set forth therein. Offeror reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with I-trax’s prior written consent. In the event that Offeror waives any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to I-trax stockholders, require that the Offers remain open for an additional period of time and/or that Walgreens and Offeror disseminate information concerning such waiver.

I-trax has provided Walgreens and Offeror with its stockholder lists and security position listings for the purpose of disseminating the Offers to I-trax stockholders. Walgreens and Offeror will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Walgreens and Offeror will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offers (including, if Offeror extends or amends the Offers, the terms and conditions of the Offers as so extended or amended) and the applicable regulations of the SEC, Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offers set forth in Section 14 — “Conditions of the Offers.” If Offeror includes a subsequent offering period, Offeror will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

If, prior to the Expiration Date, we increase the Offer Price, we will pay the increased offer price to the holders of the Common Shares and/or Preferred Shares, as applicable, from whom we purchase Shares in the Offers, whether or not such Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the Offer Price. Under no circumstances will we pay interest on the Offer Price paid for Shares pursuant to the Offers, regardless of any delay in making such payment.

For information with respect to approvals that Walgreens and Offeror are required to obtain prior to the completion of the Offers, including under the HSR Act and other laws and regulations, see Section 15 — “Legal Matters; Required Regulatory Approvals.”

In all cases, Offeror will pay for Shares purchased in the Offers only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce that agreement against the participant.

For purposes of the Offers, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offers. In all cases, upon the terms and subject to the conditions of the Offers, payment for Shares purchased pursuant to the Offers will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering I-trax stockholders for the purpose of receiving payment from Offeror and transmitting payment to validly tendering I-trax stockholders.

If Offeror does not purchase any tendered Shares pursuant to the Offers for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Offeror will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offers.

Offeror reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offers, but any such transfer or assignment will not relieve Offeror of its obligations under the Offers or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offers. In addition, any such transfer or assignment may require the Expiration Date of the Offers to be extended under applicable law.

3.	PROCEDURES FOR ACCEPTING THE OFFERS AND TENDERING SHARES

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offers, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offers within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering I-trax stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering I-trax stockholder’s acceptance of the Offers, as well as the tendering I-trax stockholder’s representation and warranty that the I-trax stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Offeror’s acceptance for payment of Shares tendered pursuant to the Offers will constitute a binding agreement between Offeror and you upon the terms and subject to the conditions of the Offers.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offers and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures: your tender is made by or through an Eligible Institution; the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Offeror; and the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three AMEX trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offers, Offeror will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering I-trax stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offers. To avoid backup withholding, an I-trax stockholder that is a U.S. person must provide the Depositary with (i) the I-trax stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the I-trax stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the I-trax stockholder, and any payment made to the I-trax stockholder pursuant to the Offers may be subject to backup withholding at a rate of 28%. All I-trax stockholders surrendering Shares pursuant to the Offers that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. In order for a foreign I-trax stockholder to qualify as an exempt recipient, such stockholder should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) attesting to such person’s exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to an I-trax stockholder may be refunded or credited against the I-trax stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Appointment as Proxy.  By executing the Letter of Transmittal, you irrevocably appoint Offeror’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Offeror accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Offeror accepts your Shares for payment in accordance with the terms of the Offers. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Offeror’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of I-trax stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of I-trax stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of I-trax stockholders.

Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding on all parties. Offeror reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Offeror not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offers, except the Minimum Condition (which waiver requires I-trax’s prior written consent) or any defect or irregularity in any tender of Shares by any particular I-trax stockholder, whether or not similar defects or irregularities are waived in the case of other I-trax stockholders. Offeror’s interpretation of the terms and conditions of the Offers will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Offeror. None of Walgreens, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	WITHDRAWAL RIGHTS

Subject to applicable law, unless tendered in a subsequent offering period or accepted for payment as provided in this Offer to Purchase, Shares that you have previously tendered in the Offers at any time on or before the Expiration Date (including any extension of such date), may be withdrawn at any time. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offers and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offers is delayed, or Offeror is unable to accept for payment or pay for Shares tendered in the Offers, then, without prejudice to Offeror’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Offeror’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offers to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offers and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offers, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offers and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of Walgreens, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Offers and the Merger to U.S. holders of Shares. As used herein, “U.S. holder” means a beneficial owner of Shares that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia; a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a U.S. holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular circumstances, or that may apply to a U.S. holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, persons who use or are required to use the mark-to-market method of accounting, shareholders subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, certain former citizens or permanent residents of the United States, regulated investment companies, real estate investment trusts, individual retirement accounts or other tax-deferred accounts, shareholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, shareholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, or persons that are partners in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares). This discussion does not address the tax consequences of the Merger to holders of Shares who validly exercise dissenters’ rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax, nor does this discussion address any tax considerations to non-U.S. holders.

The receipt of cash pursuant to the Offers or the Merger by U.S. holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder of Shares will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the U.S. holder’s adjusted tax basis in such Shares. If a U.S. holder acquired different blocks of Shares at different times or different prices, the U.S. holder must calculate its capital gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offers or the Merger, as applicable, is greater than one year, the gain or loss will be long-term capital gain or loss. Otherwise the gain or loss will be short-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate holders.

See Section 3 of this Offer to Purchase with respect to the application of United States federal income tax backup withholding to payments made pursuant to the Offers.

Holders of Shares are encouraged to consult their own tax advisor to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offers or the Merger.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS

The Common Shares are traded on the AMEX under the symbol “DMX.” The following table sets forth, for the periods indicated, dividends and the reported high and low sale prices for the Common Shares on the AMEX during each quarter presented.

I-trax, Inc.

	High	Low	Dividend

Fiscal 2006
First Quarter	$3.91	$2.00	N/A
Second Quarter	3.44	2.70	N/A
Third Quarter	3.38	2.59	N/A
Fourth Quarter	3.37	2.39	N/A
Fiscal 2007
First Quarter	$4.33	$3.02	N/A
Second Quarter	4.69	3.66	N/A
Third Quarter	4.35	2.90	N/A
Fourth Quarter	4.24	2.31	N/A
Fiscal 2008
First Quarter (through March 27, 2008)	$5.33	$2.93	N/A

Under the Merger Agreement, I-trax is not permitted, without Walgreens’ consent, to declare or pay dividends with respect to the Shares.

On March 14, 2008, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the AMEX for the Common Shares was $3.90 per Common Share. On March 27, 2008, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the AMEX for the Common Shares was $5.33 per Common Share.

The Preferred Shares are not currently traded on any securities exchange and currently there is no public market in the Preferred Shares. As of March 27, 2008 one Preferred Share was convertible into ten (10) Common Shares plus additional Common Shares in respect of accrued but unpaid dividends.

I-TRAX STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO DETERMINING WHETHER TO TENDER INTO THE OFFERS.

7.	POSSIBLE EFFECTS OF THE OFFERS ON THE MARKET FOR THE SHARES; AMEX LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

Possible Effects of the Offers on the Market for the Shares.  The purchase of Shares pursuant to the Offers will reduce the number of Shares that might otherwise be traded and could adversely affect the liquidity and market value of the remaining Common Shares held by the public and further reduce the liquidity and value of the Preferred Shares. The purchase of Shares pursuant to the Offers also can be expected to reduce the number of holders of Shares. Neither Walgreens nor Offeror can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

AMEX Listing.  I-trax’s Common Shares are quoted on AMEX. Depending on the number of Shares acquired pursuant to the Offers, following the completion of the Offers, Common Shares may no longer be eligible for quotation on AMEX. According to the published guidelines of the AMEX, AMEX will normally consider suspending dealings in, or removing from the list, an issuer’s common stock when any one or more of the following conditions exist:

(a)  if the number of shares publicly held (exclusive of holdings of officers, directors, controlling shareholders or other family or concentrated holdings) is less than 200,000; or

(b)  if the total number of public shareholders is less than 300; or

(c)  if the aggregate market value of shares publicly held is less than $1 million for more than 90 consecutive days.

If, as a result of the purchase of the Shares pursuant to the Offers or otherwise, the Common Shares no longer meet the requirements for continued inclusion on AMEX and the Common Shares are no longer included in AMEX, the market for Common Shares could be adversely affected.

In the event that the Common Shares no longer meet the requirements for continued inclusion on AMEX, it is possible that the Common Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Common Shares and the availability of such quotations would, however, depend upon the number of holders of Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, the possible termination of registration of the Common Shares under the Exchange Act, as described below, and other factors. There can be no assurance that there will be an active market for the Common Shares following the completion of the Offers. If the Merger does not occur and there is not an active market for the Common Shares, the value of the remaining Shares may be negatively affected.

The Preferred Shares are not currently traded on any securities exchange and currently there is no public market in the Preferred Shares. As of March 27, 2008 one Preferred Share was convertible into ten (10) Common Shares plus additional Common Shares in respect of accrued but unpaid dividends.

Exchange Act Registration.  The Common Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offers may result in the Common Shares becoming eligible for deregistration under the Exchange Act. Registration of the Common Shares may be terminated upon application by I-trax to the SEC if the Common Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Common Shares. Termination of registration of the Common Shares under the Exchange Act would substantially reduce the information that I-trax is required to furnish to I-trax stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to I-trax. If the Common Shares were no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going-private” transactions would no longer be applicable to I-trax. In addition, the ability of “affiliates” of I-trax and persons holding “restricted securities” of I-trax to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933 (the “Securities Act”), as amended, may be impaired. If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be eligible for stock exchange listing. Walgreens and Offeror believe that the purchase of the Common Shares pursuant to the Offers may result in the Common Shares becoming eligible for deregistration under the Exchange Act, and it would be Offeror’s intention to cause I-trax to take such actions as are required to terminate such registration of the Common Shares as soon as possible after successful completion of the Offers if the Common Shares are then eligible for termination.

If registration of the Common Shares is not terminated prior to the Merger, then the registration of the Common Shares under the Exchange Act and the listing of the Shares on the AMEX (unless delisted as set forth in — “AMEX Listing”) will be terminated following the completion of the Merger.

The purchase of Shares pursuant to the Offers will reduce the number of Common Shares that might otherwise be traded and could adversely affect the liquidity and market value of the remaining Common Shares held by the public and further reduce the liquidity and value of the Preferred Shares. The Preferred Shares are not currently traded on any securities exchange and currently there is no public market in the Preferred Shares. As of March 27, 2008 one Preferred Share excluding accrued but unpaid dividends was convertible into ten (10) Common Shares plus additional Common Shares in respect of accrued but unpaid dividends.

Margin Regulations.  The Common Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Common Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Common Shares and the number and market value of publicly held Common Shares, following the purchase of Common Shares pursuant to the Common Offer, the Common Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING I-TRAX

I-trax is a Delaware corporation with its principal executive offices located at 4 Hillman Drive, Suite 130 Chadds Ford, Pennsylvania 19317. The telephone number at that location is (610) 459-2405. I-trax is a leading provider of integrated workplace health and productivity management solutions. Serving more than 160 clients at nearly 300 locations in the United States, I-trax offers on-site health, fitness and wellness centers through its CHD Meridian Healthcare, LLC (“CHD Meridian”) and ProFitness Health Solutions, LLC subsidiaries that deliver primary care, acute care corporate health, occupational health and pharmacy care management services, as well as fitness and wellness programming and integrated disease management programs. CHD Meridian is focused on making the workplace safe, helping companies achieve employer of choice status, and reducing costs while improving the quality of care received and the productivity of the workforce. Managing employer-sponsored health centers for over 40 years, some of CHD Meridian’s clients include: BMW, Coushatta Casino Resort, Deutsche Bank, Eastman Chemical, Fieldale Farms, Horizon Blue Cross Blue Shield of New Jersey, Lowe’s, Toyota and Unum.

I-trax is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. I-trax’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

Projected Financial Information.  I-trax has informed us that the senior management of I-trax does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, certain financial targets prepared by senior management in connection with a five-year strategic business plan developed by I-trax management in February 2008 were made available to Walgreens in connection with Walgreens’ evaluation of a possible transaction with I-trax prior to entering into the Merger Agreement. The projections set forth in the projected Income Statement, Selected Balance Sheet Items and Selected Cash Flow items for both the core I-trax business and the I-trax business assuming the successful execution of certain new strategic initiatives that were provided to Walgreens are reproduced in their entirety below.

I-trax’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to I-trax’s business, all of which are difficult to predict and many of which are beyond I-trax’s control. The risks and uncertainties associated with the five-year strategic plan include I-trax’s capacity to generate the projected level of growth in revenue and improvement in margins in its core businesses, as well as whether I-trax would be successful in raising the capital required to implement the proposed initiatives on a timely basis and at favorable terms. Other considerations include the potential timing and final cost of certain acquisitions contemplated in the five-year strategic plan, the risks and uncertainties associated with entering certain new lines of business, the potential impact on I-trax’s core businesses and proposed initiatives from existing competitors and new entrants in these markets, and the organizational challenges posed by a plan that would require successful execution on a number of different fronts.

These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in I-trax’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover five years and such information by its nature becomes less reliable with each successive year.

There can be no assurance that the announcement of the Offers and the Merger will not cause customers of I-trax to delay or cancel purchases of I-trax’s services pending the consummation of the Offers and the Merger or the clarification of Walgreens’ intentions with respect to the conduct of I-trax’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of I-trax to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure of the Offers or the Merger to occur and should not be viewed as accurate or continuing in that context.

The financial targets were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the Securities and Exchange Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial targets included below were prepared by, and are the responsibility of, I-trax’s management. Neither I-trax’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. The financial targets do not take into account any circumstances or events occurring after the date they were prepared.

The inclusion of the financial projections herein will not be deemed an admission or representation by I-trax or Walgreens that they are viewed by I-trax or Walgreens as material information of I-trax, and in fact I-trax views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

The summary of these financial forecasts prepared by I-trax management is not being included to influence your decision whether to tender your shares, but because these forecasts were made available by I-trax to representatives of Walgreens and Bryant Park Capital. Readers of this Schedule are cautioned not to place undue reliance on the financial targets set forth below. No one has made or makes any representation to any shareholder regarding the information included in these projections.

I-trax Core Business Projections

	2008	2009	2010	2011	2012

Income Statement
Revenues	$180,962	$213,855	$252,733	$298,686	$353,002
Cost of Goods Sold	—	—	—	—	—
Direct Operating Exp.	138,055	161,735	190,014	224,595	265,475

Gross Profit	$42,907	$52,120	$62,719	$74,091	$87,527
SG&A	34,206	37,739	41,503	45,283	49,405

EBITDA	$8,701	$14,381	$21,216	$28,808	$38,122
Depreciation	3,790	4,357	3,715	3,816	4,173
Intangible Amort.	2,105	2,105	2,105	2,105	2,105
Amort. of Transaction Fees	100	100	100	100	100

EBIT	$2,707	$7,820	$15,296	$22,787	$31,744
Additional Information:
Non-cash stock comp. exp. incl. in SG&A	1,750	2,000	2,250	2,500	2,750
Cash EBITDA	$10,451	$16,381	$23,466	$31,308	$40,872
Y/Y Revenue Growth	26.7%	18.2%	18.2%	18.2%	18.2%
Cost of Goods Sold as% of Revenues	0.0%	0.0%	0.0%	0.0%	0.0%
Op. Exp. as% of Revenues	76.3%	75.6%	75.2%	75.2%	75.2%
Gross Margin	23.7%	24.4%	24.8%	24.8%	24.8%
SG&A as% of Revenues	18.9%	17.6%	16.4%	15.2%	14.0%
SG&A Growth as% of Revenue Growth	56.9%	56.8%	54.9%	50.1%	50.1%
EBITDA Margin	4.8%	6.7%	8.4%	9.6%	10.8%
Cash EBITDA Margin	5.8%	7.7%	9.3%	10.5%	11.6%
Selected Balance Sheet Items
Accounts Receivable, Net	28,447	33,562	39,643	46,826	55,312
Inventory	—	—	—	—	—
Accounts Payable	13,251	15,525	18,210	21,498	25,381

Net Working Capital	15,195	18,037	21,433	25,328	29,931
Selected Cash Flow Items
Change in Net Working Capital	(5,167)	2,842	3,396	3,895	4,603
CapEx	4,139	3,523	3,923	4,323	4,723
Acquisition CapEx	—	380	—	—	—

I-trax Projections Assuming Successful Execution of New Initiatives

	2008	2009	2010	2011	2012

Income Statement
Revenues	$218,952	$374,528	$517,229	$662,863	$832,463
Cost of Goods Sold	—	18,648	58,608	103,896	154,512
Direct Operating Exp.	166,798	265,304	333,404	402,399	484,197

Gross Profit	$52,154	$90,576	$125,217	$156,568	$193,753
SG&A	39,388	52,988	72,412	92,801	116,545

EBITDA	$12,766	$37,588	$52,805	$63,767	$77,208
Depreciation	4,122	5,203	4,906	5,285	5,790
Intangible Amort.	2,853	3,964	4,436	5,044	5,854
Amort. of Transaction Fees	100	231	231	231	231

EBIT	$5,691	$28,190	$43,231	$53,208	$65,333
Additional Information:
Non-cash stock comp. exp. incl. in SG&A	1,750	2,000	2,250	2,500	2,750

Cash EBITDA	$14,516	$39,588	$55,055	$66,267	$79,958
Y/Y Revenue Growth	53.3%	71.1%	38.1%	28.2%	25.6%
Cost of Goods Sold as% of Revenues	0.0%	5.0%	11.3%	15.7%	18.6%
Op. Exp. as% of Revs	76.2%	70.8%	64.5%	60.7%	58.2%
Gross Margin	23.8%	24.2%	24.2%	23.6%	23.3%
SG&A as% of Revenues	18.0%	14.1%	14.0%	14.0%	14.0%
SG&A Growth as% of Revenue Growth	61.3%	48.6%	96.2%	100.0%	100.0%
EBITDA Margin	5.8%	10.0%	10.2%	9.6%	9.3%
Cash EBITDA Margin	6.6%	10.6%	10.6%	10.0%	9.6%
Selected Balance Sheet Items
Accounts Receivable, Net	34,346	47,990	60,210	72,855	87,776
Inventory	—	1,750	5,500	9,750	14,500
Accounts Payable	15,392	26,222	33,955	41,624	50,699

Net Working Capital	18,954	23,518	31,755	40,981	51,576
Selected Cash Flow Items
Change in Net Working Capital	(5,263)	4,564	8,237	9,226	10,595
CapEx	4,979	4,823	5,373	5,923	6,523
Acquisition CapEx	45,756	12,380	9,000	18,000	18,000
Available Net Operating Losses	11,202	858	858	858	858

9.	INFORMATION CONCERNING WALGREENS AND OFFEROR

Walgreens is an Illinois corporation with its principal executive offices located at 200 Wilmot Road, Deerfield, Illinois 60015. Walgreens’ telephone number is (847) 914-2500. Walgreens is the nation’s largest drugstore chain with fiscal 2007 sales of $53.8 billion. Walgreens operates 6,237 stores in 49 states and Puerto Rico. Walgreens is expanding its patient-first health care services beyond traditional pharmacy through Walgreens Health Services, its managed care division, and Take Care Health Systems, a wholly owned subsidiary that manages 146 convenient care clinics at Walgreens drugstores. Walgreens Health Services assists pharmacy patients and prescription drug and medical plans through Walgreens Health Initiatives Inc. (a pharmacy benefit manager), Walgreens Mail Service Inc., Walgreens Home Care Inc. and Walgreens Specialty Pharmacy LLC.

Offeror’s principal executive offices are located c/o Walgreen Co. at 200 Wilmot Road, Deerfield, Illinois 60015. Offeror is a newly formed Delaware corporation and a wholly owned subsidiary of Walgreens. Offeror has not conducted any business other than in connection with the Merger Agreement, the Offers and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Walgreens and Offeror are set forth in Schedule I to this Offer to Purchase.

Walgreens files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Walgreens’ SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (a) neither Walgreens nor, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Walgreens or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of I-trax, (b) neither Walgreens nor, to Walgreens’ knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of I-trax during the past sixty (60) days, (c) neither Walgreens nor, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of I-trax (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since March 27, 2006 there have been no transactions that would require reporting under the rules and regulations of the SEC between Walgreens or any its subsidiaries, or, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and I-trax or any of its executive officers, directors or affiliates, on the other hand, and (e) since March 27, 2006 there have been no contacts, negotiations or transactions between Walgreens or any of its subsidiaries, or, to Walgreens’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and I-trax or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.  BACKGROUND OF THE OFFERS; PAST CONTACTS OR NEGOTIATIONS WITH I-TRAX

Walgreens regularly reviews and considers strategic developments and alternatives. To this end, the Walgreens Board of Directors (the “Walgreens Board”) from time to time meets, together with management, to discuss strategic matters. In the past these discussions have included management presentations concerning possible transactions, investments and other business initiatives intended to create or enhance shareholder value. At the senior management level, the Walgreens Executive Strategy Group (“ESG”) also meets from time to time to discuss strategic matters and consider potential acquisition opportunities.

In February 2007, Walgreens engaged Peter J. Solomon Company, L.P. (“PJSC”) to serve as its financial advisor in connection with its evaluation of various potential acquisition targets. Walgreens selected PJSC because of its experience and reputation in the healthcare industry.

On July 9, 2007, Hal F. Rosenbluth, senior strategy consultant for health care at Walgreens and co-founder and chairman of Take Care Health Systems, contacted Frank A. Martin, Chairman of I-trax, by telephone to discuss the possibility of a strategic transaction involving Walgreens and I-trax. As a follow-up to that telephone conversation, Mr. Martin and Mr. Rosenbluth met in person later that month to further discuss the possibility of a strategic transaction of some kind.

Based on the progress of the discussions between Mr. Martin and Mr. Rosenbluth, on July 25 and July 26, 2007, Mr. Martin traveled to North Dakota to meet with a group of Walgreens representatives, including Mr. Rosenbluth, Robert G. Zimmerman, Vice President and current Chief Strategy Officer, John W. Gleeson, former Senior Vice President and Chief Strategy Officer, and Kimberly Rhodes, Chief Strategist for Take Care Health. During the course of that meeting, the participants discussed the potential opportunities for a strategic transaction between I-trax and Walgreens.

On or about August 3, 2007, I-trax and Walgreens entered into a confidentiality agreement. On August 6, 2007, I-trax made available to Walgreens a limited amount of due diligence materials, including the most recent five-year strategic plan prepared by I-trax management, and Walgreens and PJSC began their due diligence review for the purposes of evaluating a possible acquisition of I-trax.

Strategic discussion between Walgreens and I-trax continued on August 15 and August 27, 2007, when Mr. Martin and other I-trax executives met with Mr. Rosenbluth and Ms. Rhodes.

On September 11, 2007, Mr. Rosenbluth, Ms. Rhodes, Mark E. Vainisi, Director — Merger & Acquisitions, and Chris L. Noble, Director of Acquisitions for Walgreens Health Services, met in Chadds Ford, Pennsylvania with the management of I-trax, including Mr. Martin, R. Dixon Thayer, Chief Executive Officer and Director of I-trax, Raymond J. Fabius, M.D., I-trax’s President and Chief Medical Officer, and Peter Hotz, I-trax’s Chief Operating Officer. The I-trax representatives and I-trax’s financial advisors, Bryant Park Capital, made management presentations to the Walgreens team regarding I-trax and the strategic opportunities presented by a business combination between the companies.

Following the September 11, 2007 presentation, Walgreens and its financial advisors continued to conduct limited due diligence through the month of October. In October, in response to Walgreens’ request for more in-depth due diligence materials, representatives of I-trax advised representatives of Walgreens that, to advance the acquisition discussions and expand the scope of I-trax information available to Walgreens for due diligence purposes, Walgreens needed to provide I-trax with a preliminary price range for the proposed acquisition. Walgreens representatives requested more specific financial information to help them arrive at that preliminary price range.

On October 9, 2007, Mr. Martin and representatives of Bryant Park Capital presented additional financial and operating information regarding I-trax to PJSC at PJSC’s offices in New York City. Representatives of I-trax again communicated to representatives of Walgreens that, to advance the acquisition discussions and expand the scope of I-trax information available to Walgreens for due diligence purposes, Walgreens needed to provide I-trax with a preliminary price range for the proposed acquisition. Walgreens representatives again requested more specific financial information to help them arrive at that preliminary price range.

On October 29, 2007, representatives of Walgreens and I-trax, including Bryant Park Capital and PJSC, participated in a conference call to discuss items related to Walgreens ongoing due diligence review.

On October 31, 2007, PJSC contacted Bryant Park Capital and requested additional detailed financial information in order for Walgreens to be in a position to suggest a preliminary acquisition price range and prepare an indication of interest letter. After further discussions between the parties, PJSC advised Mr. Martin that Walgreens must undertake further strategic analysis before it could propose an indication of interest that would be acceptable to I-trax.

At a meeting of Walgreen’s Executive Strategy Group on December 14, 2007, Walgreens management decided to move ahead with discussions with I-trax regarding a potential acquisition.

On December 19, 2007, Mr. Vainisi called Mr. Martin to inform him that Walgreens was prepared to deliver an initial, non-binding indication of interest letter to Mr. Martin and commence comprehensive due diligence. In the letter, which Walgreens sent to I-trax later that day, Walgreens expressed its interest in pursuing an acquisition of I-trax, subject to due diligence, in the price range of $5.00 to $5.50 per share in cash for each Common Share outstanding or underlying outstanding preferred stock, equity awards and warrants.

On December 21, 2007, Mr. Vainisi, Mr. Rosenbluth and Ms. Rhodes met with Mr. Martin and Yuri Rozenfeld, I-trax’s Senior Vice President and General Counsel, at I-trax’s Chadds Ford, Pennsylvania headquarters to discuss the due diligence process.

On December 28, 2007, Walgreens sent a preliminary due diligence request to I-trax, followed by a comprehensive list on January 3, 2008.

On or about January 3, 2008, Walgreens retained Kirkland & Ellis LLP (“Kirkland”) and Barnes & Thornburg LLP (“B&T”) to serve as its outside legal advisors.

On January 14, 2008, Dr. Fabius, Messrs. Thayer and Hotz and Bradley S. Wear, I-trax’s Senior Vice President and Chief Financial Officer, met with representatives of Take Care Health, including Mr. Rosenbluth. At the meeting, participants again focused on general opportunities that should be available for the combined business in the healthcare market and reviewed the roles and responsibilities of the present I-trax management team.

On January 18, 2008, I-trax and Walgreens signed an amendment to the Confidentiality Agreement pursuant to which Walgreens agreed to not purchase I-trax stock for nine months outside of the context of the proposed acquisition. Each party also agreed to not solicit the other’s employees for a year.

On January 20, 2008, I-trax gave various representatives of Walgreens, its financial advisors, its tax advisors, Kirkland and B&T access to due diligence documents in its electronic data room. Over the next 10 weeks, Walgreens and its advisors continued to conduct their due diligence review of materials I-trax made available in the electronic data room. During the course of due diligence, I-trax and Walgreen representatives engaged in multiple conversations regarding I-trax and its operations, and I-trax provided additional documentation and information regarding I-trax’s business, employee benefits and regulatory matters, as it was requested.

At a meeting of the Walgreens Board on January 30, 2008, senior management of Walgreens discussed a potential I-trax transaction with the Walgreens Board. The Walgreens Board authorized management to continue to pursue a potential transaction.

On February 5, 2008, representatives from I-trax, Bryant Park Capital, Walgreens and PJSC met at Bryant Park Capital’s offices in New York. In addition, certain Walgreen executives, and certain other financial, accounting and tax advisors of Walgreens participated in the meeting telephonically. At that meeting, I-trax presented its 2008 budget and five year strategic plan in detail and answered questions regarding the presentation.

On February 6, 2008, Kirkland provided a Merger Agreement draft to I-trax and its outside legal counsel, Ballard Spahr Andrews & Ingersoll, LLP (“Ballard Spahr”). Later that week, representatives of Bryant Park Capital advised Mr. Vainisi that in order for I-trax to provide a meaningful and complete response to the draft, I-trax wanted more certainty as to the consideration Walgreens was willing to offer in the proposed transaction.

On February 19, 2008, Mr. Vainisi called Mr. Martin and indicated that, based on due diligence done up to that point, Walgreens had narrowed the range of consideration to $5.25 to $5.50 per share in cash for each Common Share outstanding or underlying outstanding preferred stock, equity awards and warrants.

On February 21, 2008, I-trax and its representatives provided Walgreens and its representatives with its comments on the draft Merger Agreement. On February 26, 2008, the parties’ legal advisors participated in a telephone conference call regarding I-trax’s comments on the draft Merger Agreement.

On February 29, 2008, Kirkland circulated a revised draft of the Merger Agreement. I-trax and its legal and financial advisors discussed the draft of the Merger Agreement over the next several days. Early the following week, Mr. Martin reiterated to Mr. Vainisi that in order for negotiations to progress, I-trax wanted more certainty as to the consideration Walgreens was willing to offer in the proposed transaction.

On March 8, 2008, Mr. Vainisi called Mr. Martin and indicated that Walgreens was willing to pay $5.40 per share in cash for each Common Share outstanding or underlying outstanding preferred stock, equity awards and warrants. Mr. Vainisi also advised Mr. Martin that Walgreens was also negotiating to acquire Whole Health Management, Inc., one of I-trax’s competitors.

On March 9, 2008, I-trax and its representatives provided Walgreens and its representatives with its comments on the revised draft Merger Agreement. On March 11, 2008, I-trax and its representatives and Walgreens and its representatives held a conference call to discuss the remaining outstanding issues on the draft Merger Agreement. I-trax’s concerns regarding the proposed Whole Health transaction were also discussed.

Over the course of the next two days, I-trax and its financial and legal advisors and Walgreens and its financial and legal advisors met frequently by telephone to negotiate the final terms of the Merger Agreement.

On March 12, 2008, the Walgreens Board met to discuss Walgreens’ final proposal. The Walgreens Board authorized management to submit a proposal to acquire all of I-trax for a price of $5.40 per share in cash for each Common Share outstanding or underlying outstanding preferred stock, equity awards and warrants.

On March 14, 2008, after the I-trax board of directors approved the transaction, the parties executed the Merger Agreement.

On March 17, 2008, a press release announcing the transaction was issued and both Walgreens and I-trax held conference calls to discuss the transaction.

11.  PURPOSE OF THE OFFERS; THE MERGER AGREEMENT; APPRAISAL RIGHTS; ’GOING-PRIVATE’ TRANSACTIONS; PLANS FOR I-TRAX

(a) Purpose.  The purpose of the Offers and the Merger is to acquire control of, and the entire equity interest in, I-trax. The Offers, as the first step in the acquisition of I-trax, are intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of I-trax not purchased pursuant to the Offers or otherwise.

(b) The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Walgreens and Offeror have filed as an exhibit to the Tender Offer Statement on Schedule TO that Walgreens and Offeror have filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Walgreens and Offeror.”

The Offers.  The Merger Agreement provides that Offeror will commence the Offer as soon as practicable after the date of the Merger Agreement and in any event within ten (10) Business Days of the date of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offers, as set forth in Section 14 — “Conditions of the Offers,” Offeror will purchase all Shares validly tendered and not withdrawn pursuant to the Offers. The initial Expiration Date of the Offers will be the twentieth (20th) Business Day after commencement of the Offers. The Merger Agreement provides that, without the prior written consent of I-trax, Walgreens and Offeror will not:

•	decrease the price per Share to be paid in the Offers;

•	change the form of consideration payable in the Offers;

•	decrease the number of Shares sought to be purchased in the Offers;

•	extend the expiration of the Offers beyond the initial Expiration Date except (1) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC), (2) that if, prior to the scheduled Expiration Date (as it may be extended), any condition to the Offers has not been satisfied or waived, Walgreens and Offeror may extend the Expiration Date for one or more periods not in excess of twenty (20) Business Days each, but in no event beyond the Outside Date; (3) in connection with an increase in the consideration to be paid pursuant to the Offers so as to comply with the applicable rules and regulations of the SEC; or (4) that Walgreens and Offeror may extend the Expiration Date for one or more periods of ten (10) Business Days each if there shall not have been tendered at least 90% of the issued and outstanding Common Shares on a fully-diluted basis, but in no event beyond the Outside Date;

•	waive the Minimum Condition; or

•	except as provided in the Merger Agreement, impose any additional conditions to the Offers not described in Section 14 of this Offer to Purchase.

In addition, Walgreens and Offeror may, without the consent of I-trax, and shall, if requested by I-trax, elect to provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (following acceptance for payment of Shares in the Offers).

Top-Up Option.  Pursuant to the Merger Agreement, Walgreens and Offeror have an assignable and irrevocable option (the “Top-Up Option”) to purchase from I-trax, at a price per share equal to the applicable Offer Price, a number of Common Shares equal to the lesser of (i) the number of Common Shares that, when added to the number of Common Shares owned by Walgreens or Offeror at the time of exercise of the Top-Up Option, constitutes more than 90% of the number of Common Shares that would be outstanding immediately after the issuance of all Common Shares subject to the Top-Up Option and (ii) the aggregate number of Common Shares that I-trax is authorized to issue under its certificate of incorporation but that are not issued and outstanding, and are not subscribed for or otherwise committed to be issued, at the time of the exercise of the Top-Up Option.

The Top-Up Option may be exercised by Walgreens or Offeror at any time following the Offeror’s acceptance of Shares tendered pursuant to the Offers (the “Acceptance Time”), so long as the total number of Common Shares then beneficially owned by Walgreens and Offeror constitutes at least 80% of the number of Common Shares outstanding. The purchase price for the Common Shares purchased pursuant to the Top-Up Option may be paid by Walgreens or Offeror, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to I-trax a promissory note on terms reasonably satisfactory to I-trax.

Recommendation.  At a meeting held March 14, 2008, the I-trax Board: (1) resolved that the terms of the Merger Agreement are fair to, and in the best interests of, I-trax and I-trax’s stockholders and declared it advisable to enter into the Merger Agreement; (2) authorized the execution, delivery and performance of the Merger Agreement; (3) approved, authorized and adopted the transactions contemplated by the Merger Agreement; (4) recommended acceptance of the Offers and the adoption and approval of the Merger Agreement by the I-trax stockholders and (5) took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL.

Directors.  The Merger Agreement provides that, from the Acceptance Time, and from time to time thereafter and subject to certain requirements discussed in this paragraph below, Walgreens will be entitled to designate such number of directors, rounded up to the nearest whole number, on the I-trax Board as will give Walgreens representation on the I-trax Board equal to the product of the total number of directors on the I-trax Board (after giving effect to the directors elected pursuant to this provision of the Merger Agreement) multiplied by the percentage that the voting power of the Shares beneficially owned by Walgreens and the Offeror (including Shares accepted for payment) bears to the total voting power of the Shares then outstanding. I-trax has agreed to take, subject to compliance with applicable law, all actions necessary, including increasing the size of I-trax Board or securing the resignations of incumbent I-trax directors, or both, to enable the

Walgreens designees to be so elected or appointed to the I-trax Board and to cause the Walgreens designees to be so elected or appointed. I-trax has also agreed to take, subject to compliance with applicable law, all actions necessary to cause the Walgreens designees to constitute substantially the same percentage (rounding up where appropriate) as is on the I-trax Board (i) on each committee of the I-trax Board and (ii) each board of directors of each I-trax subsidiary.

Until the time the Merger becomes effective, Walgreens and Offeror will use their commercially reasonable best efforts to ensure that the I-trax Board will have at least two members who are not affiliates, representatives or designees of Walgreens or Offeror, and who were either directors prior to the date of the Merger Agreement (“Continuing Directors”) or are successors of any Continuing Director who is not an affiliate, representative or designee of Walgreens or Offeror and who were recommended or elected to succeed such Continuing Director by a majority of Continuing Directors.

The Merger Agreement provides that, subject to applicable law, I-trax will promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations and will include as an appendix to the Schedule 14D-9 mailed to stockholders such information with respect to I-trax, its officers and directors as is required under the Merger Agreement, Section 14(f) and Rule 14f-1.

Following the election or appointment of the Walgreens designees to the I-trax Board, and until the Effective Time, the approval of a majority of the Continuing Directors (or the sole Continuing Director if there is only one) will be required to authorize: (a) any amendment to or termination of the Merger Agreement on behalf of I-trax; (b) any extension of time for the performance of any of the obligations or other acts of Walgreens or Offeror under the Merger Agreement; (c) any waiver of I-trax’s rights under the Merger Agreement; (d) any amendment, rescission, repeal or waiver of I-trax’s certificate of incorporation or bylaws; or (e) any other determination with respect to any action to be taken or not to be taken by or on behalf of I-trax relating to the Merger Agreement, including the Offers and the Merger.

The Merger.  The Merger Agreement provides that, at the Effective Time, Offeror will be merged with and into I-trax. Following the Merger, the separate corporate existence of Offeror will cease and I-trax will continue as the Surviving Corporation and a wholly owned subsidiary of Walgreens. Each Common Share will automatically be converted into the right to receive an amount of cash, without interest equal to the Offer Price (the “Merger Consideration”). Each Preferred Share will automatically be converted into the right to receive the Merger Consideration that would be payable in respect of the Common Shares into which such Preferred Share is convertible, plus a dividend amount. The Merger Agreement further provides that the closing of the Merger (the “Closing”) will take place on a date to be specified by Walgreens and I-trax (the “Closing Date”), which will be no later than the third business day after satisfaction or waiver of certain conditions under the Merger Agreement. At the Closing, I-trax will cause the certificate of merger, in a form jointly prepared by Walgreens and I-trax prior to the Closing (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware and will make all other filings or recordings required under the DGCL to effect the Merger. The Merger will become effective when such Certificate of Merger has been duly filed or at such later date or time as may be agreed by Walgreens and I-trax and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being thereinafter referred to as the “Effective Time”).

Merger Without Stockholder Meeting.  If, following the Offers and any subsequent offering period and the exercise, if any, of the Top-Up Option, the Shares beneficially owned by Walgreens or any direct or indirect subsidiary of Walgreens constitute at least ninety percent (90%) of each class of capital stock of I-trax, Walgreens, Offeror, and I-trax will take all necessary and appropriate action to cause the Merger to become effective without a meeting of I-trax stockholders, in accordance with Section 253 of the DGCL.

Charter, Bylaws, Directors and Officers.  The Surviving Corporation’s certificate of incorporation will be amended in its entirety at the Effective Time so that it is substantially in the form attached to the Merger Agreement, until further amended in accordance with the DGCL. Walgreens will cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Offeror as in effect immediately prior to the Effective Time (except that all references to the name of Offeror therein will be changed to refer to the name of I-trax) and, as so amended and restated, such bylaws will be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL. The directors and officers of Offeror, as of immediately prior to the Effective Time, will be the directors and officers, respectively, of the Surviving Corporation, each in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Treatment of Shares in the Merger.  By virtue of the Merger and without any action on the part of the I-trax or Offeror stockholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly owned by I-trax as treasury stock or owned by Walgreens or Offeror (other than shares held on behalf of third parties), and (b) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be cancelled and cease to exist, and each holder of any such shares will cease to have any rights with respect to such Shares except the right to receive the consideration discussed herein. See Section 11(c) — “Appraisal Rights.” Each Common Share will automatically be converted into the right to receive an amount of cash, without interest equal to the Offer Price (the “Merger Consideration”). Each Preferred Share will automatically be converted into the right to receive the Merger Consideration that would be payable in respect of the Common Shares into which such Preferred Share is convertible, plus a dividend amount.

Treatment of Warrants in the Offers and the Merger.  The Merger Agreement provides that each outstanding warrant to purchase Common Shares (“I-trax Warrant”), at the Effective Time and without any action on the part of I-trax or the holder of the warrant, will be cancelled and exchanged for a cash payment provided by Walgreens, Offeror or I-trax, in an amount equal to (i) the excess, if any, of (x) the Merger Consideration per Common Share over (y) the exercise price per Common Share subject to such I-trax Warrant, multiplied by (ii) the number of Common Shares for which such I-trax Warrant is exercisable immediately prior to the Effective Time without interest and less any amounts required to be deducted and withheld under applicable law.

Treatment of Stock Options in the Offers and the Merger.  The Merger Agreement provides that each outstanding option to purchase Common Shares (“I-trax Stock Option”), whether or not then vested or exercisable, at the Effective Time will be automatically cancelled and exchanged for a cash payment by Walgreens, Offeror or the Surviving Corporation in an amount equal to (i) the excess, if any, of (x) the Merger Consideration per Common Share over (y) the exercise price per Common Share subject to such I-trax Stock Option, multiplied by (ii) the number of Common Shares for which such I-trax Stock Options is exercisable immediately prior to the Effective Time, without interest and less any amounts required to be deducted and withheld under applicable law.

Representations and Warranties.  Pursuant to the Merger Agreement, I-trax has made customary representations and warranties to Walgreens and Offeror with respect to, among other matters, its corporate organization, subsidiaries, capitalization, corporate authorization, governmental authorization, non-contravention, SEC filings and financial statements, the accuracy of certain information provided, undisclosed liabilities, absence of certain changes or events, taxes, real property, intellectual property, contracts, litigation and governmental investigations, environmental matters, employee benefit plans, permits, labor matters, insurance, brokers’ fees, subsidiaries and affiliated professional corporations, compliance with laws, healthcare regulatory matters, controlled substances, pharmacy operation, inventories and suppliers and absence of certain improper business practices. Walgreens and Offeror have made customary representations and warranties to I-trax with respect to, among other matters, corporate organization, corporate authorization, governmental authorization, non-contravention, required filings and consents, the accuracy of certain information provided, litigation, the operations of Offeror, adequacy of funds, no intermediary transaction tax shelter, and ownership of I-trax common stock.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in a confidential disclosure letter (the “Company Disclosure Letter”) provided by I-trax to Walgreens and Offeror in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Walgreens and Offeror, on the one hand, and I-trax, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Walgreens, Offeror or I-trax.

Efforts to Close the Transactions.  In the Merger Agreement, each of Walgreens, Offeror and I-trax agreed to use its reasonable best efforts to take or cause to be taken all actions and do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective the Offers, the Merger and the other transactions contemplated by the Merger Agreement, including (1) obtaining from any governmental authority or any other third party consents, licenses, permits, waivers, approvals, authorizations, clearances, or orders required to be obtained in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, (2) making all necessary filings and required submissions with respect to the Merger Agreement and the Merger required under (a) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (b) the HSR Act and any related governmental request thereunder, and (c) any other applicable law.

However, Walgreens and its subsidiaries and Offeror are not required to, and I-trax shall not, sell, divest or hold separate all or any material portion of the business or assets of Walgreens, I-trax or any of their respective subsidiaries, or impose any material limitation, restriction or prohibition on the ability of Walgreens, I-trax or their respective subsidiaries to conduct its business.

Stockholder Litigation.  I-trax will give Walgreens the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any stockholder litigation against I-trax or its directors or officers relating to the Offers, the Merger or any other transactions contemplated by the Merger Agreement. I-trax will not agree to any such settlement without Walgreens’ prior consent, which will not be unreasonably withheld, conditioned or delayed.

Indemnification; Directors’ and Officers’ Insurance.  Walgreens and the Surviving Corporation will jointly and severally indemnify, defend and hold harmless each of the current or former directors or officers of I-trax or its subsidiaries, to the fullest extent permitted by the DGCL. Walgreens’ and the Surviving Corporation’s obligations to the indemnified officers and directors will not be effective until consummation of the Merger; and neither Walgreens nor the Surviving Corporation will have any obligation to the indemnified parties if the indemnification is determined pursuant to a final non-appealable judgment rendered by a court of competent jurisdiction to be prohibited by applicable law. The Merger Agreement also provides that the Surviving Corporation shall either (i) maintain for six years after the Effective Time the directors’ and officers’ liability insurance policies covering the persons currently covered in their capacities as directors and officers by I-trax’s current directors’ and officers’ policies and on terms not materially different, so long as the price is not more than 300% of the last annual premium paid by I-trax immediately prior to the date of the Merger Agreement (the “Maximum Premium”); or (ii) purchase a six (6) year extended reporting period endorsement with respect to I-trax’s current directors’ and officers’ liability insurance policies and maintain the endorsement in full force and effect for its full term. If I-trax’s existing insurance expires during such six (6) year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain as much directors’ and officers’ liability insurance coverage as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium.

In addition, for six (6) years after the Effective Time, the indemnification obligations set forth in I-trax’s certificate of incorporation and I-trax’s bylaws shall survive the Merger and shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of individuals entitled to indemnification thereunder with respect to matters occurring before the Effective Time. The indemnification obligations set forth in other indemnification agreements to which I-trax is a party and is disclosed in the Company Disclosure Letter shall not be amended, repealed or otherwise modified after the Effective Time except as permitted by the terms of those agreements. Walgreens shall pay all expenses, including attorneys’ fees, that may be incurred by the persons referred to in this section in connection with their rights provided in this section.

Employee Benefit Arrangements.  Walgreens shall provide the employees of I-trax or the Surviving Corporation who were employees of I-trax or any of its subsidiaries immediately prior to the Effective Time (“Continuing Employees”) with full credit for prior service for the purposes of eligibility and vesting under any Walgreens employee plan (unless covered under another arrangement with Walgreens or the Surviving Corporation) under which they are eligible to participate. Walgreens shall waive any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable Walgreens medical or dental plan.

Walgreens will cause the Surviving Corporation to administer the I-trax, Inc. Transition Compensation Plan (the “Retention Plan”) and satisfy its obligations under any retention and bonus agreements entered into pursuant to the Retention Plan, including paying transaction and retention bonuses and accelerating certain severance obligations. The Retention Plan may not be amended, repealed or modified after the Effective Time in any way which would adversely affect the rights of employees who entered into bonus agreements pursuant to the plan. There is no requirement to continue any specific employee benefit plans or to continue the employment of a specific person.

Walgreens will in good faith develop a severance program to provide reasonable severance benefits to any Continuing Employee who did not enter into an agreement with I-trax providing for severance benefits and whose employment is terminated by Walgreens or any of its subsidiaries or the Surviving Corporation or its subsidiaries during the first twelve (12) months following the Effective Time. Walgreens will take into account length of service and any other factors deemed relevant in setting benefits payable under such severance program. The eligibility requirements and benefits payable under such severance program will be no less favorable than those prescribed under the terms and conditions of Walgreens’ salary continuation plan.

Conduct of I-trax’s Business.  I-trax agreed that except as expressly permitted in the Merger Agreement, set forth in the Company Disclosure Letter, or consented to in writing by Walgreens (which consent shall not be unreasonably withheld provided that Walgreens is given at least three (3) Business Days advance notice), I-trax shall and shall cause its subsidiaries to operate only in the ordinary course of business and use reasonable commercial efforts to:

•	maintain and preserve intact its business organization,

•	retain the services of its current officers and key employees,

•	use commercially reasonable efforts to cause certain affiliated professional corporations to retain the services of their key employees,

•	maintain in effect all insurance and permits required for I-trax and its subsidiaries to carry on their businesses,

•	maintain the current relationships of I-trax and its subsidiaries with customers, providers, suppliers, licensors, licensees, contractors and other persons with which I-trax or a subsidiary has significant business relationships, and

•	maintain its books of account and records in the usual manner.

In the Merger Agreement, I-trax also agreed that it will not do any of the following without the consent of Walgreens (which consent shall not be unreasonably withheld provided that Walgreens is given at least three (3) Business Days advance notice):

•	except as provided in the Company Disclosure Letter, (1) declare, set aside, or pay dividends on or make any other distributions in respect of its capital stock; (2) adjust, split, combine or reclassify any of its capital stock or issue or authorize issuance of its other securities; or (3) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares except for the acquisition of Common Shares from holders of I-trax stock options in full or partial payment of the exercise price by such holder upon exercise of I-trax stock options to the extent required or permitted under the terms of the stock options;

•	except as provided in the Company Disclosure Letter, issue, deliver, sell, grant, deliver, pledge or otherwise dispose of or encumber any shares of capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of Common Shares (1) upon the exercise of stock options or warrants outstanding on the date of the Merger Agreement or (2) upon the conversion of the Preferred Shares;

•	except as provided in the Company Disclosure Letter, purchase, sell, sublease, lease, license, transfer, mortgage, abandon or vacate, encumber or otherwise subject to a lien or otherwise acquire or dispose of any I-trax leases or properties, rights or assets other than purchases and sales of inventories in the ordinary course of business;

•	amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

•	(1) create, issue or incur indebtedness for borrowed money or guarantee any such indebtedness of another person (other than letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business); (2) issue, sell or amend any debt securities or warrants or rights to acquire debt securities of I-trax or its subsidiaries, guarantee debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (3) make any loans, advances (other than routine advances to employees of I-trax or its subsidiaries in the ordinary course of business and in accordance with applicable law) or capital contributions to, or investment in, any other person other than I-trax or its wholly-owned subsidiaries;

•	make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $1,000,000 in the aggregate for I-trax and its subsidiaries;

•	implement or adopt any material changes in financial accounting methods, principles or practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes except as required by a change in generally accepted accounting principles (“GAAP”);

•	except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement or as set forth in the Company Disclosure Letter, I-trax shall not (1) adopt, enter into, terminate or materially amend any employment or severance agreement or material benefit plan of any current or former director, officer or employee; (2) increase in any material respect the compensation or fringe benefits of, or pay bonus to, any director, officer or employee (except for annual increases in salary in the ordinary course of business); (3) accelerate the payment, right to payment or vesting of material compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by the Merger Agreement; (4) grant any stock options, stock appreciation rights, restricted stock or other equity based compensation; or (5) take any action other than in the ordinary course of business to fund or secure payment of compensation or benefits under any I-trax employee benefit plan or employment agreement;

•	except as in the ordinary course of business, enter into, renew, fail to renew, extend, materially amend, cancel or terminate any I-trax lease or any I-trax material contract, or enter into, agree to enter into, or exercise any renewal or extension option or rights of first refusal or right to expand under any new lease, sublease or license for the use or occupancy of real property having an annual rental and additional rental obligation in excess of $200,000 per year or an initial term in excess of three (3) years;

•	except as provided in the Company Disclosure Letter, compromise, settle or agree to settle any suit, action, claim, proceeding or investigation;

•	enter into any non-compete or similar agreements that would restrict the Surviving Corporation or its subsidiaries or its affiliates following the Effective Time;

•	fail to maintain or enforce any material I-trax intellectual property;

•	except as provided in the Company Disclosure Letter, enter into any new line of business outside its existing business;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

•	implement any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act;

•	make, change or revoke any material tax election or change any material method of tax accounting, settle or compromise any material liability for taxes, file any material amended tax return, surrender a claim for a material refund of taxes, or execute consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material taxes;

•	take any material action with respect to an I-trax affiliate (other than wholly-owned subsidiaries of the I-trax) that is outside the ordinary course of business; or

•	authorize any of, or commit to agree to take any of, the foregoing actions.

No Solicitation.  In the Merger Agreement, I-trax agreed that prior to the Effective Time, neither I-trax nor any of its subsidiaries shall, nor shall I-trax authorize or permit any of its or its subsidiaries’ directors, officers, employees, affiliates or other representatives to directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate, including by providing non-public information or permitting access to personnel or facilities, any inquiries, proposals or offers with respect to, or that would reasonably be expected to, lead to any Acquisition Proposal (as defined below);

•	enter into, continue or otherwise engage or participate in any discussions or negotiations with, or provide any information to any person other than Walgreens, with respect to any Acquisition Proposal;

•	enter into any agreement providing for an Acquisition Proposal; or

•	approve, endorse, recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal.

The term “Acquisition Proposal” means (i) any proposal or offer from any person other than Walgreens or one of its subsidiaries for a merger, reorganization, share exchange, joint venture, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving I-trax or its subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets thereof, (ii) any proposal for the issuance by I-trax of over 20% of its equity securities or (iii) any proposal or offer to acquire beneficial ownership of equity securities representing 20% or more of I-trax’s voting power or assets representing 20% or more of the consolidated total assets of I-trax and its subsidiaries.

However, prior to the Acceptance Time, I-trax may in response to an unsolicited and bona fide written Acquisition Proposal received after the date of the Merger Agreement that (i) did not result from or arise from a breach of the non-solicitation provision of the Merger Agreement; (ii) the I-trax Board determines in good faith after consultation with outside counsel and I-trax’s financial advisor that (x) such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal (as defined below) and (y) the failure to do so would be inconsistent with its fiduciary duties under applicable laws and (iii) prior to furnishing any nonpublic information to such person, I-trax shall enter into a confidentiality agreement with such person that contains provisions similar to the confidentiality agreement dated as of July 26, 2007, as amended January 18, 2008, by and between Walgreens and I-trax.

The term “Superior Proposal” means any bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provision of the Merger Agreement and (i) on terms the I-trax Board determines in good faith, after consultation with outside counsel and advisors, to be more favorable to the stockholders from a financial point of view than the Offers and the Merger, taking into account all terms and conditions of the proposal and the Merger Agreement; and (ii) the I-trax Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of the proposal. However, for purposes of a Superior Proposal, all references to 20% for Acquisition Proposal are references to 50%.

I-trax must provide or make available to Walgreens any non-public information concerning I-trax (or any of its subsidiaries) that is provided to the person making such Acquisition Proposal (or to its representatives) which was not previously provided or made available to Walgreens. Such information should be provided prior to or concurrently with providing such information to such other person.

Furthermore, in the Merger Agreement I-trax has agreed to immediately cease and cause to be terminated all existing activities, discussions or negotiations with parties with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal and promptly request that all confidential information furnished on its behalf be returned or destroyed.

In addition, I-trax has agreed that neither the I-trax Board nor any board committee will take, or resolve or agree to take, any of the following actions:

•	withhold, withdraw, qualify or modify the Recommendation in any manner adverse to Walgreens (an “Adverse Recommendation Change”), or

•	fail to reaffirm the Recommendation within five Business Days following a request by Walgreens, or

•	recommend or approve an Acquisition Proposal, or

•	authorize or permit I-trax or its subsidiaries to enter into a letter of intent, agreement in principle, merger agreement, acquisition agreement option agreement or other similar agreement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

However, if the I-trax Board determines in good faith, after consultation with outside counsel, that such action is reasonably necessary to comply with its fiduciary duties under applicable law, the I-trax Board may, prior to the Acceptance Time: (i) make an Adverse Recommendation Change or (ii) accept a Superior Proposal and terminate the Merger Agreement immediately prior to, or immediately after, acceptance of a Superior Proposal, provided that:

•	I-trax must not take action until five (5) Business Days after delivery of written notice to Walgreens setting forth I-trax’s intention to take such action,

•	I-trax may not terminate the Merger Agreement pursuant to the foregoing and any purported termination pursuant to the foregoing will be void and of no force or effect, unless I-trax simultaneously pays a Termination Fee (as defined below),

•	I-trax has not breached the non-solicitation section of the Merger Agreement, and

•	prior to effecting an Adverse Recommendation Change or terminating the Merger Agreement to accept another offer, during such five (5) Business Day notice period, I-trax will, and will cause its representatives to, negotiate in good faith with Walgreens if Walgreens is willing to do so to make adjustments in the terms and conditions of the Merger Agreement so that the I-trax Board either reaffirms the Recommendation or such Acquisition Proposals ceases to be a Superior Proposal.

I-trax is required to promptly (in any event within 24 hours) advise Walgreens of (i) any inquiries, negotiations, proposals, requests for information, offers or expressions of interest that would reasonably be expected to lead to an Acquisition Proposal and (ii) any amendment to a previously disclosed Acquisition Proposal.

Should the I-trax Board determine to make an Adverse Recommendation Change or accept a Superior Proposal and terminate the Merger Agreement, I-trax shall take no action until five (5) Business Days after delivering written notice to Walgreens of its intention. If, on the date I-trax delivers notice to Walgreens, there are less than three (3) Business Days remaining prior to the initial Expiration Date, then (without limiting any of the extension rights or other rights that Walgreens or Offeror may have pursuant to the Merger Agreement), Walgreens will extend the Offers to a date no later than five (5) Business Days following the date of the notice.

Notwithstanding the non-solicitation provisions, the Merger Agreement does not prohibit I-trax from complying with Rule 14e-2 of the Exchange Act with regard to an Acquisition Proposal if, in the good faith judgment of the I-trax Board, after consultation with outside counsel, it is required to do so under applicable law or the failure to do so would be inconsistent with its fiduciary duties under law. Disclosure required to comply with Rule 14e-2 is deemed an Adverse Recommendation Change unless the I-trax Board expressly publicly reaffirms the Recommendation in a communication to Walgreens or within two (2) Business Days after a request from Walgreens.

Access to Information.  The Merger Agreement provides that during the period following the Acceptance Time and prior to the Effective Time, I-trax will provide Walgreens, Offeror and their respective representatives full and complete access to the officers, employees, consultants, affiliates, customers, suppliers, agents, properties and other facilities of I-trax and its subsidiaries. I-trax will also furnish promptly information concerning the business, properties, contracts, assets, liabilities, personnel, customers, suppliers and other aspects of I-trax and its subsidiaries as Walgreens, Offeror or their respective representatives may reasonably request. However, neither I-trax nor any of its subsidiaries shall be required to disclose or provide access to information where such disclosure would result in a loss or impairment of any attorney-client privilege, attorney work product privilege or violate applicable law or existing confidentiality agreements. No investigation by Walgreens, Offeror or their respective representatives will affect any representation, warranty or condition to the obligations of the parties contained in the Merger Agreement.

Conditions to Completion of the Merger.  Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

•	unless the Merger is contemplated pursuant to Delaware’s short form merger statute, the Merger Agreement will have been adopted by the I-trax stockholders at a meeting of stockholders;

•	no order, injunction, ruling or decree issued by any court or agency or any governmental authority or prohibition preventing the consummation of the Merger shall be in effect and no rule or statute shall have been enacted that prohibits or makes illegal the consummation of the Merger; and

•	Offeror shall have accepted for payment and paid the Shares tendered pursuant to the Offers in accordance with the terms of the Merger Agreement and the Offers.

Termination.  The Merger Agreement may be terminated prior to the Effective Time, and the Offers or Merger may be abandoned, whether before or after adoption of the Merger Agreement by the I-trax stockholders, at any time prior to the Effective Time:

•	by mutual written consent of Walgreens and I-trax.

•	by either Walgreens or I-trax, if:

(i)	the Offers terminated, expired or were withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased, or has not been consummated on or before the Outside Date, provided that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill a covenant resulted in the failure of the Offers to be consummated before such date;

(ii)	prior to the Acceptance Time, any governmental authority issued a final and non-appealable order, decree or ruling or took any other non-appealable final action which has the effect of permanently enjoining or otherwise prohibiting the Merger, provided that the party seeking to terminate pursuant to this clause has used such efforts as may be required by the Merger Agreement to prevent, oppose or remove such injunction;

(iii)	Walgreens or Offeror did not commence the Offers on or prior to ten (10) Business Days following the date of the initial public announcement of the Offers due to an occurrence that, if it had occurred after the commencement of the Offers, would have resulted in a failure to satisfy any of the conditions to completion of the Offers; provided that Walgreens may not terminate pursuant to this provision if Walgreens or Offeror is in material breach of the Merger Agreement; or

(iv)	the holders of Common Shares fail to approve the Merger and adopt the Merger Agreement at a stockholders’ meeting required to be held under the terms of the Merger Agreement provided, however, the right to terminate is not available to I-trax if its failure to fulfill any obligation under the Merger Agreement was the cause of the failure of the I-trax stockholders to approve the Merger or adopt the Merger Agreement.

•	by Walgreens, if:

(i)	due to an occurrence or circumstance that would have resulted in a failure to satisfy any of the conditions to completion of the Offers, provided that Walgreens may not terminate pursuant to this provision if the occurrence or circumstance is curable by I-trax through exercise of its commercially reasonable efforts on or prior to the Outside Date;

(ii)	I-trax shall have (a) effected an Adverse Recommendation Change, (b) recommended or approved an Acquisition Proposal or (c) entered into an Alternative Acquisition Agreement, or the I-trax Board resolved to do any of the foregoing or I-trax shall have delivered notice to Walgreens and Offeror pursuant to the Merger Agreement with respect to its intention to do any of the foregoing;

(iii)	in the case of an Acquisition Proposal made by means of a tender offer or exchange offer for issued and outstanding Common Shares, the tender offer or exchange offer constituting the Acquisition Proposal was commenced and the I-trax Board recommended that the stockholders of I-trax tender their Shares in such tender or exchange offer or within ten (10) Business Days after the commencement of such tender or exchange offer, the I-trax Board has failed to recommend against acceptance of such offer; or

(iv)	prior to the purchase of Shares pursuant to the Offers, (a) I-trax breaches any covenant or other agreement in the Merger Agreement or (b) any representation or warranty of I-trax contained in the Merger Agreement was inaccurate when made or became inaccurate as of any scheduled expiration date of the Common Offer; but in either case only to the extent that such breach or inaccuracy would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below in “Conditions to the Offer” in this Offer to Purchase). However, if the breach of covenant or inaccuracies in the representations and warranties are curable through I-trax’s commercially reasonable efforts, Walgreens is not permitted to terminate the Merger Agreement under this provision until thirty (30) days after delivery of written notice from Walgreens to I-trax, provided that such cure period will not extend beyond the Outside Date.

•	by I-trax, if:

(i)	prior to the purchase of Shares pursuant to the Offers, (a) Walgreens or Offeror breaches any covenant or other agreement in the Merger Agreement in any material respect, (b) the representations or warranties of Walgreens or Offeror regarding corporate organization, corporate authority, or non-contravention were inaccurate when made or have become inaccurate as of any scheduled expiration date of the Common Offer or (c) any other representation or warranty of Walgreens or Offeror contained in the Merger Agreement was inaccurate when made or became inaccurate as of any scheduled expiration date of the Common Offer; but in case of (c) only to the extent that such breach or inaccuracy would reasonably be expected to result in any material adverse effect on the ability of Walgreens or Offeror to consummate the transactions contemplated by the Merger Agreement (a “Buyer Material Adverse Effect”), and provided that, if the breach of covenant or inaccuracies in the representations or warranties are curable through Walgreens’ and/or Offeror’s commercially reasonable efforts, I-trax is not permitted to terminate the Merger Agreement under this provision until thirty (30) days after delivery of written notice from I-trax to Walgreens, provided that such cure period will not extend beyond the Outside Date; or

(ii)	prior to the Acceptance Time, I-trax accepted and entered into a binding agreement with respect to a Superior Proposal; provided, however that any purported termination pursuant to this section is void unless I-trax pays the Termination Fee (as defined below).

Effect of Termination.  In the event of termination of the Merger Agreement, it will immediately become void and I-trax, Walgreens and Offeror and their respective officers, directors, stockholders or Affiliates will have no liability or obligation; provided, that (a) any such termination will not relieve any party from liability for any willful breach of the Merger Agreement or any fraud and (b) the provisions of the Merger Agreement relating to confidentiality, fees and expenses, and effect of termination, and certain miscellaneous provisions of the Merger Agreement, will remain in full force and effect and survive any termination of the Merger Agreement.

Fees and Expenses.  I-trax will pay Walgreens a fee of $8.2 million (“Termination Fee”) within two (2) Business Days of the termination of the Merger Agreement if:

(i) the Merger Agreement is terminated:

(A)	by Walgreens if I-trax delivered notice to Walgreens and Offeror pursuant to the Merger Agreement that failure not to accept an Acquisition Proposal would be a violation of I-trax’s fiduciary duties, or shall have otherwise (a) effected an Adverse Recommendation Change, (b) recommended or approved and Acquisition Proposal or (c) entered into an Alternative Acquisition Agreement, or the I-trax Board resolved to do any of the foregoing;

(B)	by Walgreens in case of an Acquisition Proposal made by means of a tender offer or exchange offer for outstanding Common Shares, such offer shall have commenced and the I-trax Board shall have recommended that the stockholders of I-trax tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the I-trax Board has failed to recommend against acceptance of the offer;

(C)	by I-trax if prior to the Acceptance Time, I-trax accepted and entered into a binding agreement with respect to a Superior Proposal;

(D)	by Walgreens or I-trax if Walgreens or Offeror did not commence the Offers on or prior to ten (10) Business Days following the date of the initial public announcement of the Offers due to an occurrence that, if occurring after the commencement of the Offers, would result in a failure to satisfy any condition to the Offers;

(E)	by Walgreens if due to an occurrence or circumstance that would have resulted in failure to satisfy any of the conditions to completion of the Offers, provided that Walgreens may not terminate pursuant to this provision if the occurrence or circumstance is curable by I-trax through exercise of commercially reasonable efforts on or prior to the Outside Date; or

(F)	prior to purchase of Shares pursuant to the Offers, (i) Walgreens or Offeror breaches any covenant or other agreement in the Merger Agreement in any material respect, (ii) the representations or warranties of Walgreens or Offeror regarding corporate organization, corporate authority, or non-contravention were inaccurate when made or have become inaccurate as of any scheduled expiration date of the Common Offer or (iii) any other representation or warranty of Walgreens or Offeror contained in the Merger Agreement was inaccurate when made or became inaccurate as of any scheduled expiration date of the Common Offer; but in the case of (iii) only to the extent that such breach or inaccuracy would reasonably be expected to result in a Buyer Material Adverse Effect, and provided that, if the breach of covenant or inaccuracies in the representations or warranties are curable through Walgreens’ and/or Offeror’s commercially reasonable efforts, I-trax is not permitted to terminate the Merger Agreement under this provision until thirty (30) days after delivery of written notice from I-trax to Walgreens, provided that such cure period will not extend beyond the Outside Date; and

(ii)	in the case of (D) — (F) above, before the date of such termination, an Acquisition Proposal was made known to the public, the I-trax Board or the I-trax stockholders, or any person publicly announced an intention to make an Acquisition Proposal; and

(iii)	within twelve (12) months following such termination, I-trax enters into an Alternative Acquisition Agreement.

Walgreens will pay I-trax a fee of $10.0 million (“Reverse Termination Fee”) within two (2) Business Days if:

(i) the Merger Agreement is terminated:

(A)	by either Walgreens or I-trax if the Offers shall not have been consummated on or before the Outside Date; provided that such party’s failure to fulfill an obligation under the Merger Agreement was not the cause of such non-consummation; or

(B)	by Walgreens if prior to the Acceptance Time, any governmental authority issued a final and non-appealable order, decree or ruling or taken any other non-appealable final action which has the effect of permanently enjoining or otherwise prohibiting the Merger, provided that the party seeking to terminate pursuant to this clause has used such efforts as may be required by the Merger Agreement to prevent, oppose or remove such injunction; provided that such termination was due to a non-appealable final action attributable to the HSR Act; or

(C)	by Walgreens if due to an occurrence or circumstance that would have resulted in failure of expiration of the waiting period under the HSR Act or any other waiting period applicable to the Offers or the Merger, subject to certain rights of I-trax to cure; or

(D)	by Walgreens if the Offers have terminated, expired or been withdrawn without any Shares being purchased, provided that, in case of a termination attributable to the expiration of the Offers, the Minimum Condition is satisfied as of such termination or Walgreens has breached its obligation not to complete its proposed acquisition of Whole Health Management (the “Additional Transaction”) prior to the expiration or early termination of the waiting period or obtained any clearance required under the HSR Act applicable to the purchase of the Shares pursuant to the Offers; provided that the termination, expiration or withdrawal of the Offers must not have resulted from Walgreens’ failure to fulfill an obligation under the Merger Agreement; and

(ii)	at the time of such termination, the waiting period under the HSR Act applicable to the purchase of the Shares shall not have expired or otherwise been terminated; and

(iii)	Walgreens completes the Additional Transaction prior to the one-year anniversary of termination.

Should the Merger Agreement be terminated pursuant to certain of the provisions set forth above, I-trax will reimburse Walgreens and Offeror for all out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers) incurred in connection with the Offers and the Merger, not to exceed $2 million in the aggregate. Any amounts paid hereto will be offset against any Termination Fee required to be paid.

Should the Merger Agreement be terminated pursuant to certain of the provisions set forth above, Walgreens shall reimburse I-trax for all out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers) incurred in connection with the Offers and the Merger, not to exceed $2 million in the aggregate. Any amounts paid hereto will be offset against any Reverse Termination Fee required to be paid.

If either party fails to pay a required termination fee or expense reimbursement, such amounts will accrue interest for the period commencing on the date such fee became past due. A party failing to pay the termination fee or expense reimbursement when due must also pay the other party’s costs and expenses in connection with efforts to collect the amounts.

Amendment.  The Merger Agreement may be amended, modified and supplemented by written agreement of the parties thereto, at any time prior to the Effective Time; provided, however that after approval of the Merger Agreement by the I-trax stockholders, no amendment, modification or supplement shall be made which by law requires further approval by such stockholders without obtaining such approval.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibit (d)(1) to the Schedule TO filed by Walgreens and Offeror with the SEC on March 28, 2008.

(c) Appraisal Rights.  No appraisal rights are available in connection with the Offers. If the Merger is consummated, however, I-trax stockholders that have not tendered their Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. I-trax stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offers and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any I-trax stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive Offer Price in accordance with the Merger Agreement. An I-trax stockholder may withdraw his or her demand for appraisal by delivery to Offeror of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by I-trax stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. Any I-trax stockholder desiring to seek appraisal should consult his or her own legal advisor. I-trax stockholders who tender Shares in the Offers will not have appraisal rights.

(d) “Going-Private” Transactions.  The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going-private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offers and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offers. Walgreens and Offeror believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offers and, in the Merger, I-trax stockholders will receive the same price per Share as paid in the Offers. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

(e) Plans for I-trax.  In connection with the Offers, Walgreens and Offeror have reviewed and will continue to review various possible business strategies that they might consider in the event that Offeror acquires control of I-trax, whether pursuant to the Offers, the Merger or otherwise. These changes could include, among other things, changes in I-trax’s business, corporate structure, capitalization and management. Upon the consummation of the Merger, I-trax will become a wholly owned subsidiary of Walgreens.

12.	SOURCE AND AMOUNT OF FUNDS

Offeror estimates that the total amount of funds required to purchase all issued and outstanding Shares pursuant to the Offers and to complete the Merger and to pay related fees and expenses will be approximately $278 million including the assumption of about $18.3 million in net debt. Walgreens will ensure that Offeror has sufficient funds to acquire all of the issued and outstanding Shares pursuant to the Offers and the Merger. Walgreens has available the necessary funds from its ongoing free cash flow and available sources of financing including existing credit facilities and lines of credit to complete the Offers and the Merger, and will cause Offeror to have sufficient funds available to complete the Offers and the Merger.

13.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that, except as otherwise permitted in the Merger Agreement, I-trax will not, without the prior written consent of Walgreens, permit any of its subsidiaries to, prior to the Effective Time:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of I-trax to its parent);

•	adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any other securities except, in the case of this clause, for the acquisition of Shares from holder of I-trax Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of I-trax Stock Options to the extent required or permitted under the terms of such options; or

•	issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than the issuance of Common Shares (1) upon the exercise of I-trax Stock Options or Warrants outstanding on the date of the Merger Agreement or (2) upon the conversion of Preferred Shares.

14.	CONDITIONS OF THE OFFERS

Notwithstanding any other provisions of the Offers, Offeror will not be obligated to accept payment for, subject to any applicable rules and regulations of the SEC, pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered shares if (i) there have not been validly tendered and not withdrawn prior to the expiration of the Offers Shares representing more than 50% of the total number of Common Shares outstanding on a fully diluted basis (including the number of Shares issuable pursuant to outstanding warrants and options to acquire Shares and issuable upon conversion of Preferred Shares) (the “Minimum Condition”) or (ii) at any time after the date of the Merger Agreement and before the Acceptance Time, any of the following events shall occur and be continuing:

•	The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offers, or any other waiting period applicable to the Offers or the Merger, has not expired of otherwise been terminated.

•	Except as otherwise set forth in the Company Disclosure Letter, any approval or clearance required to be obtained by Walgreens, Offeror or I-trax from any governmental authority in order to permit the acceptance for payment of Shares tendered pursuant to the Offers or the ownership and operation of I-trax by Walgreens shall not have been obtained as of the Expiration Date.

•	(i) Any of the representations and warranties of I-trax related to (1) its organization, standing and power, (2) its capitalization, (3) its corporate power authority to execute and deliver the Merger Agreement and to consummate the Offers and the Merger and the other transactions contemplated by the Merger Agreement, and to perform each of its obligations under the Merger Agreement and (4) that the execution, delivery and performance by I-trax of the Offers and the Merger and the other transactions contemplated by the Merger Agreement do not contravene, conflict with, violate, or breach (A) the governing documents of I-trax, its subsidiaries or its affiliated professional corporations; (B) any laws binding or applicable on I-trax, its subsidiaries or affiliated professional corporations; or (C) require the consent, approval or authorization of any third party; in each case at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); or (ii) any of the other representations and warranties of I-trax set forth in the Merger Agreement (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) are not true and correct in each case at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect.

•	The Merger Agreement defines “Company Material Adverse Effect” as any fact, change, event, circumstance, effect or development that has or would be reasonably likely to have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise) or results of operations of I-trax and its subsidiaries, taken as a whole, or on the ability of I-trax to consummate the transactions in a timely manner. However, no fact, change, event, circumstance, effect or development resulting or arising from any of the following will constitute a Company Material Adverse Effect:

1.	any change in I-trax’s stock price or trading volume, in and of itself, or change in law or generally accepted accounting principles;

2.	changes affecting worldwide, national or regional economic or capital market conditions;

3.	factors generally affecting the industries or markets in which either I-trax or any of its subsidiaries operates;

4.	any action taken by I-trax or its subsidiaries pursuant to or in accordance with the Merger Agreement or at the request of the Buyer;

5.	any fees or expenses incurred in connection with the negotiations leading to, or the transactions contemplated by, the Merger Agreement, to the extent identified to Walgreens prior to the date of the Merger Agreement;

6.	any stockholder litigation arising from or relating to the Offers or the Merger;

7.	any loss of customers, suppliers, vendors or employees or any cancellation of or delay in customer orders resulting from the announcement or pendancy of the Merger Agreement, the Offers or the Merger; or

8.	any declaration of war, military crisis or conflict, civil unrest, act of terrorism, or act of God, in the case of 2, 3 and 8 except to the extent that I-trax is disproportionately affected thereby.

•	I-trax has not in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it immediately prior to the Acceptance Time, and such failure to perform has not been cured as of immediately prior to such time.

•	A governmental authority of competent jurisdiction has enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offers or the Merger.

•	There has been enacted since the date of the Merger Agreement, and there remains in effect, any law that prohibits the acceptance for payment of Shares tendered pursuant to the Offers or that prohibits the consummation of the Merger.

•	There is pending before any court of competent jurisdiction any action commenced by a governmental authority against I-trax, Walgreens or Offeror that seeks to prohibit the acceptance for payment of Shares tendered pursuant to the Offers or to prohibit the consummation of the Merger.

•	The Merger Agreement has been validly terminated in accordance with its terms.

•	Walgreens and Offeror have not received a certificate signed by a senior officer of I-trax certifying as of the Acceptance Time as to certain of the matters set forth Annex A to the Merger Agreement.

The foregoing conditions are for the sole benefit of Walgreens and Offeror and may be waived by Walgreens and Offeror, in whole or in part, at any time from time to time, at their sole discretion.

15.  LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, based on Walgreens’ and Offeror’s review of publicly available filings by I-trax with the SEC and other information regarding I-trax, neither Walgreens nor Offeror is aware of any licenses or regulatory permits that appear to be material to the business of I-trax and its subsidiaries, taken as a whole, that might be adversely affected by Offeror’s acquisition of Shares in the Offers.

In addition, neither Walgreens nor Offeror is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act applicable to the Offers or the Merger that would be required for Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Walgreens and Offeror expect to seek such approval or action, except as described below under — “State Takeover Laws.” Should any such approval or other action be required, Walgreens and Offeror cannot be certain that Walgreens and Offeror would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to I-trax’s or its subsidiaries’ businesses. In that event, Offeror may not be required to purchase any Shares in the Offers. See the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offers” for a description of the conditions to the Offers.

State Pharmacy Boards and Other Administrative Filings and Approvals.  In connection with the purchase of the Shares in the Offers and the completion of the Merger, Walgreens and Offeror anticipate that various filings will be required with the pharmacy board of various states and certain other administrative agencies, including the Vermont Department of Banking, Insurance, Securities and Health Care Administration. Other than with respect to any approval or clearance required to be obtained from a governmental authority, Walgreens and Offeror will be required to complete the Offers and the Merger (assuming satisfaction or waiver of all other applicable conditions) regardless of the outcome or status with respect to these filings.

State Takeover Laws.  I-trax is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder. The I-trax Board approved for purposes of Section 203 of the DGCL the entering into by Walgreens, Offeror and I-trax of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Section 203 of the DGCL, with respect to I-trax, will not be applicable to Walgreens and Offeror by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Offers or the Merger,

Walgreens and Offeror believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Walgreens and Offeror have not attempted to comply with any state takeover statutes in connection with the Offers or the Merger. Walgreens and Offeror reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offers or the Merger, and nothing in this Offer to Purchase nor any action that Walgreens and Offeror take in connection with the Offers is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offers or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offers or the Merger, as applicable, Walgreens and Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Walgreens and Offeror might be unable to accept for payment or purchase Shares tendered in the Offers or be delayed in continuing or consummating the Offers. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offers.”

Antitrust.  Under the HSR Act, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Walgreens by virtue of Offeror’s acquisition of Shares in the Offers.

Under the HSR Act, the purchase of Shares in the Offers may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offers with the FTC and the Antitrust Division, unless the waiting period is otherwise terminated or extended by the FTC and the Antitrust Division. Both Walgreens and I-trax will file Pre-Merger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offers, and the required waiting period with respect to the Offers will expire on the fifteenth day following the filing, unless earlier terminated by the FTC and the Antitrust Division or unless Walgreens receives a request for additional information or documentary material (known as a “Second Request”) prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a Second Request to Walgreens, the waiting period with respect to the Offers would be extended for an additional period of ten calendar days following the date on which Walgreens substantially complies with that request. If the 15-calendar-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next calendar day that is not a Saturday, Sunday or legal public holiday. Only one 10-calendar-day extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar-day extension of the waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although I-trax is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offers, neither I-trax’s failure to make those filings nor I-trax ’s failure to substantially comply with a Second Request issued by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offers.

At any time before or after Offeror’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offers and the Merger, the divestiture of Shares purchased in the Offers or the divestiture of substantial assets of Walgreens, Offeror, I-trax or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14 — “Conditions of the Offers.”

Walgreens and Offeror cannot be certain that a challenge to the Offers and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14 — “Conditions of the Offers” and Section 11(b) — “The Merger Agreement.”

16.	FEES AND EXPENSES

Walgreens has retained D.F. King & Co., Inc. as Information Agent in connection with the Offers. The Information Agent may contact I-trax stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offers to beneficial owners of Shares. Walgreens will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Walgreens has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offers, including certain liabilities under the U.S. federal securities laws. In addition, Walgreens has retained StockTrans, Inc. as the Depositary. Walgreens will pay the Depositary reasonable and customary compensation for its services in connection with the Offers, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Walgreens will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offers. Walgreens will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS

Walgreens and Offeror are not aware of any jurisdiction where the making of the Offers is prohibited by any administrative or judicial action pursuant to any valid state statute. If Walgreens and Offeror become aware of any valid state statute prohibiting the making of the Offers or the acceptance of the Shares, Walgreens and Offeror will make a good faith effort to comply with that state statute. If, after a good faith effort, Walgreens and Offeror cannot comply with the state statute, Offeror will not make the Offers to, nor will Offeror accept tenders from or on behalf of, the I-trax stockholders in that state. Walgreens and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offers, and may file amendments thereto. In addition, I-trax has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the I-trax Board with respect to the Offers and the reasons for the recommendation of the I-trax Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Information Concerning I-trax” and Section 9 — “Information Concerning Walgreens and Offeror.”

Neither Walgreens nor Offeror has authorized any person to give any information or to make any representation on behalf of either Walgreens or Offeror not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offers will, under any circumstances, create any implication that there has been no change in the affairs of Walgreens, Offeror, I-trax or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

PUTTER ACQUISITION SUB, INC.

March 28, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF WALGREENS AND OFFEROR

1.	WALGREENS

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Walgreens. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five (5) years. Unless otherwise indicated, the business address of each of these individuals is c/o Walgreen Co., at 200 Wilmot Road, Deerfield, Illinois 60015, and each of these individuals is a citizen of the United States of America.

Directors

Name	Principal Occupation and Five-Year Employment History

Jeffrey A. Rein	Chairman of Walgreen Co. (since July 2007) and Chief Executive Officer (since July 2006). Mr. Rein was President from July 2006 to July 2007, President and Chief Operating Officer from January 2003 to July 2006, and Executive Vice President of Marketing from February 2001 to January 2003.

William C. Foote	Chairman of the Board (since April 1996) and Chief Executive Officer (since January 1996) of USG Corporation. Mr. Foote was President of USG Corporation from September 1999 to January 2006. Mr. Foote is also a director of USG Corporation.

Alan G. McNally	Special Advisor to Harris Financial Corporation (formerly Bankmont Financial Corporation) (since January 1, 2007). Mr. McNally was Chairman of the Board of Harris Financial Corporation from April 1998 to May 2006, and a Director from May 2006 to December 31, 2006. Mr. McNally was Senior Advisor to TeleTech North America from February 2003 to September 2006. Mr. McNally was Chairman of the Board of Harris Trust and Savings Bank and Harris Bankcorp, Inc. from April 1995 until January 2004. Mr. McNally was Chief Executive Officer of Harris Trust and Savings Bank and Harris Bankcorp, Inc. from September 1993 to September 2002 and Bankmont Financial Corporation from April 1998 to September 2002, and Vice Chair of Bank of Montreal from 1990 to September 2002.

Cordell Reed	Former Senior Vice President of Commonwealth Edison Co. Mr. Reed is also a director of Underwriters Laboratories Inc. and Washington Group International, Inc.

Nancy M. Schlichting	President and Chief Executive Officer of the Henry Ford Health System (since June 2003). Ms. Schlichting was Executive Vice President and Chief Operating Officer of the Henry Ford Health System from June 1999 to June 2003, and President and Chief Executive Officer of Henry Ford Hospital from August 2001 to June 2003.

David Y. Schwartz	Independent business advisor and consultant. Former Partner at Arthur Andersen LLP. Mr. Schwartz is also a director of Foot Locker, Inc., Stage Stores, Incorporated and True Value Company.

James A. Skinner	Vice Chairman (since January 2003) and Chief Executive Officer (since November 2004) of McDonald’s Corporation. Mr. Skinner was President and Chief Operating Officer of McDonald’s Restaurant Group from February 2002 to December 2002. Mr. Skinner served as President and Chief Operating Officer of McDonald’s — Europe, Asia/Pacific, Middle East and Africa from June 2001 to January 2002. Mr. Skinner is also a director of McDonald’s Corporation and Illinois Tool Works Inc.

Name	Principal Occupation and Five-Year Employment History

Marilou M. von Ferstel	Former Executive Vice President and General Manager of Ogilvy Adams & Rinehart.

Alejandro Silva	Chairman and President of Evans Food Group, Inc. (since 1985), a producer of snack foods. Mr. Silva is also a director of PrivateBancorp, Inc.

Charles R. Walgreen III	Chairman Emeritus of Walgreen Co. (since July 1999). Chairman of the Board until July 1999 and Chief Executive Officer until January 1998. Mr. Walgreen III is the father of Kevin P. Walgreen, an executive officer of Walgreens.

Executive Officers

Name	Position and Five-Year Employment History

Jeffrey A. Rein	See information for Mr. Rein above.

Gregory D. Wasson	President and Chief Operating Officer (since May 2007). Mr. Wasson was Executive Vice President from October 2005 to April 2007, Senior Vice President from February 2004 to October 2005, Vice President from October 2001 to February 2004. Mr. Wasson also served as President of Walgreens Health Initiatives, Inc., a division of Walgreen Co., from March 2002 to April 2007.

George J. Riedl	Executive Vice President (since January 2006). Mr. Riedl was Senior Vice President from January 2003 to January 2006 and Divisional Vice President from December 2001 to January 2003.

Mark A. Wagner	Executive Vice President (since March 2006). Mr. Wagner was Senior Vice President from February 2002 to March 2006.

R. Bruce Bryant	Senior Vice President (since September 2000).

Kermit R. Crawford	Senior Vice President (since September 2007) and Executive Vice President of Walgreens Health Initiatives (since October 2005). Mr. Crawford was Vice President from October 2005 to September 2007, Vice President of Walgreens Health Initiatives form September 2004 to October 2005, and Operations Vice President from October 2000 to September 2004.

Debra M. Ferguson	Senior Vice President (since February 2007). Ms. Ferguson was Operations Vice President from April 2002 to April 2007.

Dana I. Green	Senior Vice President, General Counsel and Corporate Secretary (since January 2005). Ms. Green was Senior Vice President from February 2004 to January 2005 and Vice President from May 2000 to February 2004.

William M. Handal	Senior Vice President (since March 2006). Mr. Handal was Operations Vice President from September 2000 to March 2006.
Donald C. Huonker, Jr.	Senior Vice President (since July 2007). Mr. Huonker was Vice President from April 2006 to July 2007, Vice President of Pharmacy Services from April 2005 to April 2006, Operations Vice President from April 2003 to April 2005 and Director of Drug Store Administration from January 2002 to April 2003.

J. Randolph Lewis	Senior Vice President (since January 2000).

William M. Rudolphsen	Senior Vice President and Chief Financial Officer (since January 2004). Mr. Rudolphsen was Controller from January 1998 to January 2004.

William A. Shiel	Senior Vice President (since July 1993).

Kevin P. Walgreen*(	Senior Vice President (since January 2006). Mr. Walgreen was Operations Vice President from January 1995 to January 2006.

(* Kevin P. Walgreen is the son of Charles R. Walgreen III, who is a director of Walgreens

Name	Position and Five-Year Employment History

Kenneth R. Weigand	Senior Vice President (since January 2007). Mr. Weigand was Vice President from January 2005 to January 2007 and Divisional Vice President from May 2000 to January 2005.

Stanley B. Blaylock	Vice President (since October 2007). Mr. Blaylock was Divisional Vice President from January 2007 to October 2007, Senior Vice President of Walgreens Health Services, a division of Walgreen Co., from January 2007 to October 2007, and Senior Vice President of Specialty Pharmacy for Walgreens Health Services from August 2006 to January 2007. Mr. Blaylock was also President and Chief Executive Officer of Medmark, Inc. from October 2005 to August 2006, President of Medmark, Inc. from June 2005 to October 2005, and Executive Vice President, Chief Financial Officer, and Administrative Officer of Medmark, Inc. from August 2003 to June 2005.

Mia M. Scholz	Vice President (since October 2007) and Controller (since January 2004). Ms. Scholz was Divisional Vice President from January 2004 to October 2007 and Director of Internal Audit from November 1999 to January 2004.

Denise K. Wong	Vice President and Chief Information Officer (since May 2007). Ms. Wong was Divisional Vice President from December 2001 to May 2007.

Robert G. Zimmerman	Vice President (since April 2006) and Chief Administration and Finance Officer of Walgreens Health Initiatives (since April 2006). Mr. Zimmerman was Divisional Vice President of Walgreens Health Initiatives from September 2001 to April 2006.
John W. Spina	Treasurer (since April 2007). Mr. Spina was Operations Vice President from April 2005 to April 2007, Director of Drug Store Administration from April 2003 to April 2005, and District Manager from February 1996 to April 2003.
Chester G. Young	Divisional Vice President (since January 1995) and General Auditor (since June 1988).

OFFEROR

Directors

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director of Offeror. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five (5) years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Walgreens. The business address of each of these individuals is c/o Walgreen Co., at 200 Wilmot Road, Deerfield, Illinois 60015, and each of these individuals is a citizen of the United States of America.

Name	Position and Five-Year Employment History

John Spina	See information for Mr. Spina above.
Allan M. Resnick	Divisional Vice President (since July 1998) and Assistant Secretary (since January 1989) of Walgreen Co.
Dana I. Green	See information for Ms. Green above.

Executive Officers

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each executive officer of Offeror. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five (5) years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Walgreens. The business address of each of these individuals is c/o Walgreen Co., at 200 Wilmot Road, Deerfield, Illinois 60015, and each of these individuals is a citizen of the United States of America.

Name	Position and Five-Year Employment History

Jeffrey A. Rein	See information for Mr. Rein above.
Gregory D. Wasson	See information for Mr. Wasson above.

William M. Rudolphsen	See information for Mr. Rudolphsen above.

Dana I. Green	See information for Ms. Green above.

Stanley B. Blaylock	See information for Mr. Blaylock above.

Robert G. Zimmerman	See information for Mr. Zimmerman above.

Allan M. Resnick	See information for Mr. Resnick above.
John Spina	See information for Mr. Spina above.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each I-trax stockholder or the I-trax stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offers is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

StockTrans, Inc.	(610) 649-7302	StockTrans, Inc.
Attn: Re-Organization Dept.		Attn: Re-Organization Dept.
44 West Lancaster Avenue	Telephone:	44 West Lancaster Avenue
Ardmore, PA 19003	(800) 733-1121	Ardmore, PA 19003

or
(610) 649-7300

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Walgreens’ expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

The Information Agent for the Offers is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: 800-758-5378
Banks and Brokers Call Collect: 212-269-5550
tender@dfking.com